UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

ALARIS MEDICAL SYSTEMS, INC.

(Name of Subject Company)

ALARIS MEDICAL SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

011637 10 5

(CUSIP Number of Class of Securities)

David L. Schlotterbeck

President and Chief Executive Officer

ALARIS Medical Systems, Inc.

10221 Wateridge Circle

San Diego, California 92121

(858) 458-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with copies to:

Marjorie Sybul Adams, Esq.

Piper Rudnick LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 835-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is ALARIS Medical Systems, Inc., a Delaware corporation (“ALARIS” or the “Company”), and the address of the principal executive offices of the Company is 10221 Wateridge Circle, San Diego, California 92121. The telephone number of the principal executive offices of the Company is (858) 458-7000.

The title of the class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is the common stock, par value $0.01 per share, of the Company (“Company Common Stock”). As of May 17, 2004, there were 72,374,798 shares of Company Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address. The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

Tender Offer. This Statement relates to the tender offer by Blue Merger Corp. (“Subcorp”), a Delaware corporation and a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), an Ohio corporation, to purchase all of the outstanding shares of Company Common Stock at a purchase price of $22.35 per share (the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Cardinal Health and Subcorp with the Securities and Exchange Commission (the “SEC”) on May 28, 2004.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 18, 2004, by and among Cardinal Health, Subcorp and ALARIS (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Subcorp will be merged with and into ALARIS (the “Merger”). Following the consummation of the Merger, ALARIS will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Cardinal Health. At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Company Common Stock (other than shares owned by Cardinal Health, any of its subsidiaries (including Subcorp) or ALARIS (or any of their respective direct or indirect wholly-owned subsidiaries) and shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

Cardinal Health has formed Subcorp in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Cardinal Health and Subcorp are located at 7000 Cardinal Place, Dublin, Ohio 43017.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain agreements, arrangements or understandings between ALARIS or its affiliates and certain of its directors and executive officers and between ALARIS and Cardinal Health and Subcorp are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”), that is attached as Annex I to this Statement and incorporated in this Statement by reference. Except as described in this Statement

(including in the Annexes and Exhibits to this Statement) or in the Information Statement or as incorporated in this Statement by reference, to the knowledge of ALARIS, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between ALARIS or its affiliates and (i) ALARIS’ executive officers, directors or affiliates or (ii) Cardinal Health, Subcorp or their respective executive officers, directors or affiliates.

The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

The Support/Tender Agreement. The summary of the Support/Tender Agreement, dated May 18, 2004 (the “Support Agreement”), by and among Cardinal Health, Jeffry M. Picower, Decisions Incorporated, JD Partnership, L.P. and JA Special Partnership Limited, contained in Section 11(c) of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Support Agreement, which has been filed as Exhibit (e)(3) to this Statement and is incorporated in this Statement by reference.

Interests of Certain Persons. Certain members of ALARIS’ management and the Board of Directors of ALARIS (the “ALARIS Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as ALARIS’ stockholders generally. The ALARIS Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement. As described below, consummation of the Offer will constitute a change in control of ALARIS for the purposes of determining the entitlements due to the executive officers and directors of ALARIS to certain benefits.

Effects of the Offer and the Merger under ALARIS’ Stock Option Plans and Agreements and Arrangements Between ALARIS and its Executive Officers and Directors.

Stock Options. Under the terms of ALARIS’ stock option plans, all outstanding stock options will vest in full upon completion of the Offer. The summary of the treatment of stock options under the Merger Agreement contained in Section 11(b) of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Change of Control Agreements. Change of control agreements that contain severance provisions are in effect between ALARIS and each of its executive officers. These executive officers include David L. Schlotterbeck, William C. Bopp, Jake P. St. Philip, Frederic Denerolle, Sally M. Grigoriev, Robert F. Mathews, William H. Murphy and Stuart E. Rickerson. In the event that the employment of any of the executive officers is terminated by ALARIS or the Surviving Corporation without “cause” or by the executive with “good reason” (in each case as defined in their respective change of control agreements) in contemplation of or within two years following a change of control of ALARIS, including the consummation of the Offer, the executive will be entitled to receive the following severance benefits in lieu of the severance provided under ALARIS’ severance plan: (1) a lump-sum cash payment equal to 200% of the executive’s annual base salary plus 200% of the target annual aggregate bonus amount for the year in which the agreement was entered into, (2) nine months of outplacement services, capped at $12,000 cost, (3) continued medical benefits coverage for the executive and his eligible dependents, at the expense of ALARIS or the Surviving Corporation in the Merger, for up to 24 months or until the executive’s earlier eligibility under another group health plan, and (4) a lump-sum cash payment equal to the unvested value of the executive’s accrued benefit and/or account balance under ALARIS’ retirement plans. These severance benefits will be reduced to the extent necessary to prevent payments to any executive officer from being subject to the excise tax applicable to “excess parachute payments” (as defined in Section 280G of the Internal Revenue Code) if, after applying such reduction, the executive will have a greater after-tax benefit than if the executive received the full severance benefit and paid the excise tax.

Indemnification; Directors’ and Officers’ Insurance. The summary of directors’ and officers’ indemnification and insurance arrangements under the Merger Agreement contained in Section 11(b) of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the ALARIS Board. At a meeting of the ALARIS Board held on May 18, 2004, the ALARIS Board unanimously (i) approved the Merger Agreement, and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of ALARIS’ stockholders, (ii) approved the Merger Agreement, the Support Agreement and the transactions contemplated by the Merger Agreement and the Support Agreement, including the Offer and the Merger in all respects and for purposes of Section 203 of the DGCL, and (iii) recommends that the ALARIS stockholders accept the Offer and tender their shares of Company Common Stock under the Offer to Subcorp.

Background. From time to time, ALARIS and the ALARIS Board have, with their legal and financial advisors, reviewed and evaluated strategic opportunities and alternatives with a view to enhancing stockholder value.

In June 2003, ALARIS completed a recapitalization which resulted in a significant reduction in the principal amount of and interest rate on its outstanding indebtedness. As a result of the recapitalization and ALARIS’ continued improvement in its operating performance, ALARIS’ financial condition and results of operations improved significantly after the second quarter of 2003. The closing price of the Company Common Stock increased from $6.10 per share on December 31, 2002 to $15.21 per share on December 31, 2003.

At a regularly scheduled meeting of the ALARIS Board held on December 9, 2003, two representatives of one of ALARIS’ financial advisors which assisted ALARIS in its June 2003 recapitalization made a presentation to the ALARIS Board, which included an analysis of ALARIS’ position in the healthcare industry, and advised the ALARIS Board that, in light of ALARIS’ position and certain other factors, the ALARIS Board should consider a strategic transaction or business combination should an opportunity for such a transaction arise. A preliminary list of potential interested third parties was discussed during the presentation.

In early January 2004, a representative of one of ALARIS’ financial advisors contacted ALARIS’ Senior Vice President and Chief Financial Officer and told him that the Executive Vice President of Corporate Development of Cardinal Health had expressed an interest in holding a meeting so that Cardinal Health and ALARIS could learn more about each other’s businesses and explore strategic opportunities. As a result, on January 14, 2004, ALARIS’ Chief Financial Officer and ALARIS’ Vice President and General Manager—North America met with Cardinal Health’s Executive Vice President of Corporate Development at ALARIS’ corporate headquarters in San Diego, California. No non-public information about ALARIS was provided to Cardinal Health at this meeting.

Also in January 2004, a representative of another company (“Party A”) called one of ALARIS’ financial advisors and expressed a desire to be kept informed in the event that ALARIS desired to explore strategic alternatives.

In late January 2004, one of ALARIS’ financial advisors inquired of another company (“Party B”) whether Party B had any interest in a business combination with ALARIS. Party B indicated that it had a strategic interest in a business combination with ALARIS, but that Party B had more pressing priorities.

In early February 2004, a representative of one of ALARIS’ financial advisors telephoned Party A to assess its interest in ALARIS and indicated that another company had expressed an interest in ALARIS’ business.

The ALARIS Board held a regularly scheduled meeting on February 24, 2004. Representatives of another one of ALARIS’ financial advisors attended the meeting and made a presentation to the ALARIS Board. The Board discussed the possibility that, given ALARIS’ significant improvement in performance and capital structure and preliminary indications of interest from Cardinal Health, Party A and Party B, companies in the medical device, equipment or software industries could potentially propose a strategic alliance or other extraordinary transaction with ALARIS. Based upon the advice of ALARIS’ financial advisors and the ALARIS Board’s own views as to the benefits of such a transaction and the risks in pursuing ALARIS’ strategic plan without a strategic partner, the ALARIS Board concluded that it would be appropriate to consider such a strategic alliance, business combination or other strategic transaction should the opportunity arise.

On February 27, 2004, Cardinal Health’s Chairman and Chief Executive Officer telephoned ALARIS’ President and Chief Executive Officer to request a meeting. On March 1, 2004, the two executives met in San Diego, California and discussed the possibility of an acquisition by Cardinal Health of ALARIS.

In early March, 2004, a representative of ALARIS’ financial advisors telephoned an executive of Party B and told him that, given the market interest in ALARIS that ALARIS’ financial advisors were seeing, Party B should move quickly if it was interested in exploring the possibility of a transaction. On March 11, 2004, a meeting was scheduled for March 24, 2004, between senior management of ALARIS and representatives of Party B in San Diego, California to discus ALARIS’ business.

On March 8, 2004, ALARIS and Cardinal Health entered into a confidentiality agreement which, among other things, imposed confidentiality obligations on the parties in connection with the evaluation and, if applicable, negotiation of a possible transaction.

On March 9, 2004, ALARIS’ Chief Executive Officer and, at the request of Cardinal Health, the holder of approximately 64% of ALARIS’ outstanding common stock (such holder, collectively with certain of his affiliates, the “Majority Stockholder”) met with Cardinal Health’s Chairman in New York City to discuss an acquisition of ALARIS by Cardinal Health. At this meeting, Cardinal Health’s Chairman indicated that any offer by Cardinal Health would be at market price, without any premium. He told ALARIS’ Chief Executive Officer and its Majority Stockholder that, based on Cardinal Health’s analysis, the then-current market price reflected an acquisition premium. ALARIS’ Chief Executive Officer met separately with Cardinal Health’s Chairman later that day to discuss further a possible acquisition transaction and expressed confidence that once Cardinal Health had performed its due diligence and participated in ALARIS’ management presentation Cardinal Health would offer a premium to market.

On March 13, 2004, the ALARIS Board met telephonically to discuss management’s discussions with Cardinal Health and the progress made to date in seeking strategic alternatives. Representatives of Piper Rudnick LLP, ALARIS’ outside counsel, and ALARIS’ financial advisors attended the meeting. The ALARIS Board instructed management and ALARIS’ financial advisors to continue to pursue strategic alternatives for ALARIS. In furtherance thereof, the ALARIS Board ratified the confidentiality agreement with Cardinal Health and authorized ALARIS’ management to enter into additional confidentiality agreements with other prospective acquirors.

On March 15, 2004, the management teams of ALARIS and Cardinal Health met at a hotel near ALARIS’ corporate headquarters in San Diego, California, where ALARIS’ management team provided a management presentation to Cardinal Health, Cardinal Health made a presentation on its business to ALARIS and both parties identified and discussed the benefits of a possible acquisition of ALARIS by Cardinal Health. Representatives of ALARIS’ and Cardinal Health’s financial advisors also attended this meeting.

On March 16, 2004, ALARIS provided to Party B ALARIS’ form of confidentiality agreement and on March 19, 2004, Party B executed the confidentiality agreement.

During the period between March 15 and March 22, 2004, representatives of ALARIS’ financial advisors had several discussions with representatives of Goldman, Sachs & Co., Cardinal Health’s financial advisor, regarding valuation of ALARIS. During these discussions, ALARIS’ financial advisors indicated that any offer made by Cardinal Health would have to be at a premium to the market price of ALARIS common stock in order for such an offer to be acceptable to the ALARIS Board. Goldman Sachs indicated that Cardinal Health was only interested in a transaction not in excess of the then-current market price of the Company Common Stock.

During the week of March 22, 2004, in light of the interest previously expressed by Party A in ALARIS, one of ALARIS’ financial advisors contacted Party A again to inform Party A that the process for the potential sale of ALARIS was accelerating, that a bid for ALARIS was imminent and that, if Party A desired to bid, it should accelerate its process and be prepared to act expeditiously.

On March 22, 2004, at Party A’s request, ALARIS provided to Party A ALARIS’ form of confidentiality agreement.

On March 23, 2004, the ALARIS Board held a telephonic meeting during which ALARIS’ management provided a detailed update on the status of discussions with Cardinal Health, as well as with Party A and Party B. Representatives of Piper Rudnick and ALARIS’ financial advisors attended the meeting. Later that day, following detailed discussions between ALARIS’ and Cardinal Health’s financial advisors in which Cardinal Health indicated it was at a lower price level than that which would represent a meaningful premium, Cardinal Health’s Chairman proposed to ALARIS’ Chief Executive Officer a transaction involving an acquisition of ALARIS at a price of $22.35 per share. Cardinal Health indicated a willingness to structure the transaction as a cash tender offer followed by a merger, if such a structure were feasible. Cardinal Health’s Chairman added that the price proposal was Cardinal Health’s best offer and that the terms of any transaction would need to include certainty of completion for Cardinal Health, the meaning of which he said should be discussed by Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Cardinal Health’s outside counsel, and Piper Rudnick, as well as an informal period of exclusivity. Cardinal Health’s Chairman indicated that without the required certainty of completion, Cardinal Health would only be willing to proceed with a transaction at a lower price level. The $22.35 proposed price per share represented a 20.4% premium over the Company Common Stock’s closing price on March 23, 2004.

On the evening of March 23, 2004, representatives of Piper Rudnick and Wachtell Lipton telephonically discussed various issues, including transaction structure. Wachtell Lipton indicated that Cardinal Health’s preference was that the Majority Stockholder execute a written consent approving the merger agreement contemporaneously with any approval of the merger agreement by the ALARIS Board. Piper Rudnick and Wachtell Lipton also discussed the ALARIS Board’s right to consider alternative transactions and the conditions under which Cardinal Health would be obligated to close a tender offer, as well as Cardinal Health’s insistence that the merger agreement not contain a provision permitting the ALARIS Board to terminate upon receipt of a superior proposal and that the Majority Stockholder execute a support agreement in favor of the transaction, pursuant to which the Majority Stockholder would agree, among other things, subject to his right to terminate in the event the ALARIS Board terminated the merger agreement, to tender his shares to Cardinal Health and vote in favor of the merger with Cardinal Health.

On the morning of March 24, 2004, the previously scheduled meeting with Party B took place at a hotel in San Diego, California. The senior management team of ALARIS and two representatives of Party B attended the meeting, as did representatives of ALARIS’ financial advisors. At the meeting, members of ALARIS management made a presentation to Party B and provided certain confidential information to Party B. At this meeting, a Party B executive indicated that, while ALARIS would be a strategic fit, he anticipated that there would be obstacles concerning valuation and timing for Party B to pursue a transaction with ALARIS at that time.

The ALARIS Board met again telephonically on the afternoon of March 24, 2004. The ALARIS Board was briefed by management and counsel on the status of the discussions with Cardinal Health and authorized management to proceed with the due diligence process with Cardinal Health.

On March 25, 2004, ALARIS made due diligence materials available to Cardinal Health and Wachtell Lipton, and Cardinal Health and Wachtell Lipton began their due diligence investigation of ALARIS. Also on March 25, 2004, ALARIS engaged Potter Anderson & Corroon LLP (“Potter Anderson”) as Delaware counsel to advise the ALARIS Board as to matters of Delaware law, including the fiduciary duties of the ALARIS Board.

On March 26, 2004, the ALARIS Board met telephonically. Representatives of Piper Rudnick, Potter Anderson and ALARIS’ financial advisors attended the meeting. ALARIS’ Chief Executive Officer provided the ALARIS Board with an update on developments since the last meeting. The ALARIS Board discussed with Piper Rudnick and Potter Anderson the fiduciary duties of directors under Delaware law, especially in light of Cardinal Health’s insistence that ALARIS not have the right to terminate the merger agreement if it were to receive a superior offer from a third party. The ALARIS Board expressed its unwillingness to enter into a transaction that did not permit the ALARIS Board to terminate for a superior proposal and requested that Piper Rudnick and Potter Anderson so advise Cardinal Health’s legal advisors.

As more fully described below, numerous discussions were held between March 26, 2004 and April 8, 2004, between Piper Rudnick and Wachtell Lipton. These discussions included the structure of the transaction, the scope of the representations, warranties and covenants contained in the potential merger agreement, the conditions under which Cardinal Health would be obligated to close a tender offer, the ALARIS Board’s ability to consider alternative transactions and whether ALARIS was willing to consider a termination fee. During these discussions, Piper Rudnick and Potter Anderson advised Wachtell Lipton of the unwillingness on the part of the ALARIS Board to proceed with a transaction that did not permit the ALARIS Board to terminate a transaction with Cardinal Health upon the receipt of a “superior proposal.” In response to the ALARIS Board’s unwillingness to proceed without a fiduciary termination right, Cardinal Health (through Wachtell Lipton) proposed that the support agreement between Cardinal Health and the Majority Stockholder also provide that the Majority Stockholder would pay all of his profit above $22.35 per share to Cardinal Health in the event that ALARIS terminated the merger agreement and consummated an alternative transaction with another company or if ALARIS were to consummate a transaction with Cardinal Health at an increased price.

During the week of March 29, 2004, Party B discussed with one of ALARIS’ financial advisors its decision not to proceed with an acquisition of ALARIS at this time.

On March 30, 2004 and March 31, 2004, ALARIS’ Chief Executive Officer met with Cardinal Health’s Chairman and Cardinal Health’s President and Chief Operating Officer at Cardinal Health’s corporate headquarters in Dublin, Ohio to discuss a number of matters relative to a possible business combination including, without limitation, employee issues. Cardinal Health commented on its philosophy of desiring to acquire companies with quality management teams, but did not offer a specific proposal or commitment to ALARIS’ management.

On April 1, 2004, an executive from Party A called a representative of one of ALARIS’ financial advisors to discuss ALARIS’ timeline with respect to a possible transaction. During that conversation, the Party A executive stated that Party A had not yet performed any valuation work on ALARIS, that it was aware of the market valuation of ALARIS and that it would take four to six weeks to develop its views on an appropriate valuation.

The Party A executive then stated that since Party A could not meet the currently anticipated timeline, it would have to decline the opportunity to proceed.

On April 2, 2004, Party A transmitted to ALARIS comments on ALARIS’ previously delivered form of confidentiality agreement.

On April 3, 2004, the ALARIS Board held a telephonic meeting to further consider Cardinal Health’s proposal. Representatives of Piper Rudnick, Potter Anderson and ALARIS’ financial advisors attended the meeting. At that meeting, ALARIS’ financial advisors provided the ALARIS Board with an overview of the financial terms of the proposed transaction with Cardinal Health and their preliminary analysis and initial assessment of the proposed transaction and updated the ALARIS Board on discussions with other potential acquirors, including Party A and Party B. ALARIS’ management and financial advisors informed the ALARIS Board that any meaningful discussions with Party A and Party B had discontinued. Representatives of Piper Rudnick and Potter Anderson advised the ALARIS Board regarding the legal standards applicable to its decision-making process. The ALARIS Board engaged in extensive discussions concerning the potential benefits of the proposed transaction with Cardinal Health to ALARIS and its stockholders. At the meeting, the ALARIS Board authorized senior management to meet with representatives of Cardinal Health and to proceed with discussions regarding a possible acquisition of ALARIS by Cardinal Health.

During the week of April 5, 2004, Cardinal Health’s management and representatives visited other locations of ALARIS, both in the United States and internationally. In addition, during that week, one of ALARIS’ financial advisors called Party A to clarify Party A’s intent given that the ALARIS Board believed it was receiving conflicting messages from Party A.

On April 8, 2004, Wachtell Lipton, on behalf of Cardinal Health, delivered a draft merger agreement to Piper Rudnick, on behalf of ALARIS. The draft merger agreement contemplated, among other things and subject to further diligence, a two-step transaction in which Cardinal Health would commence a tender offer for all of the outstanding shares of Company Common Stock, followed by a merger in which all remaining stockholders of ALARIS, other than those exercising appraisal rights, would receive the same consideration. The tender price and the merger consideration, although not reflected in the draft Merger Agreement, were at Cardinal Health’s offer price of $22.35 per share.

On April 9, 2004, Wachtell Lipton, on behalf of Cardinal Health, delivered a Support Agreement which contemplated, among other things, that the Majority Stockholder would vote all of his shares in favor of the Merger and also provided for the payment to Cardinal Health of his profit above $22.35 per share in the event that ALARIS terminated the merger agreement and consummated an alternative transaction with another company or if ALARIS were to consummate a transaction with Cardinal Health at an increased price. Piper Rudnick transmitted a copy of the Support Agreement to the Majority Stockholder’s counsel, Schulte Roth & Zabel LLP (“Schulte Roth”).

On April 10, 2004, the ALARIS Board held a telephonic meeting. Representatives of Piper Rudnick, Potter Anderson and ALARIS’ financial advisors attended the meeting. ALARIS’ Chief Financial Officer and ALARIS’ Vice President – Finance and Treasurer also attended and discussed with the ALARIS Board its strategic plan. In addition, management updated the ALARIS Board on developments since the last meeting and Piper Rudnick and Potter Anderson discussed with the ALARIS Board their fiduciary duties under Delaware law.

On April 12, 2004, Cardinal Health’s Chairman and Cardinal Health’s Executive Vice President of Corporate Development met for dinner with ALARIS’ executive management team.

On April 13, 2004, Piper Rudnick provided ALARIS’ initial comments on the draft Merger Agreement to Wachtell Lipton and transmitted Schulte Roth’s comments on the Support Agreement on behalf of the Majority Stockholder to Wachtell Lipton.

On April 13, 2004, Cardinal Health’s Chairman, as well as its Executive Vice President of Corporate Development, met with representatives of ALARIS’ management at ALARIS’ headquarters. At the end of that day, Cardinal Health’s Chairman privately informed ALARIS’ Chief Executive Officer that, for confidential reasons internal to Cardinal Health and unrelated to ALARIS, the potential transaction or the due diligence process, Cardinal Health would not be in a position to proceed with a transaction with ALARIS for a period of approximately two to four weeks. Nevertheless, Cardinal Health’s Chairman advised ALARIS that Cardinal Health remained committed to the transaction at the price it had offered.

On April 14, 2004, after consultation with Piper Rudnick, Potter Anderson and ALARIS’ financial advisors, ALARIS’ Chief Executive Officer informed Cardinal Health’s Executive Vice President of Corporate Development that, due to this unspecified time delay, ALARIS could no longer maintain exclusivity and that the first phase of Cardinal Health’s due diligence investigation needed to be concluded promptly. On the same day, ALARIS’ Chief Executive Officer requested that ALARIS’ financial advisors prepare a list of potential alternative acquirors and assess each such alternative acquiror’s interest in a transaction with ALARIS.

During the period between April 14, 2004 and May 18, 2004, ALARIS’ financial advisors contacted potential acquirors, and Piper Rudnick, on behalf of ALARIS, Wachtell Lipton, on behalf of Cardinal Health, and Schulte Roth, on behalf of the Majority Stockholder, continued to negotiate the draft Support Agreement.

On April 18, 2004, the ALARIS Board met telephonically. Representatives of Piper Rudnick, Potter Anderson and ALARIS’ financial advisors attended the meeting. ALARIS’ Chief Executive Officer reported to the ALARIS Board that Cardinal Health’s Chairman had informed him of Cardinal Health’s need to delay the negotiation process and that the activities of ALARIS’ financial advisors to contact potential acquirors, had begun in response to this development. ALARIS’ financial advisors discussed with the ALARIS Board a list of eleven companies (including Party A and Party B) that they had identified as potential acquirors. The ALARIS Board directed ALARIS’ financial advisors to continue to contact the potential acquirors to determine their respective levels of interest in a transaction with ALARIS and to report back to the ALARIS Board at the next ALARIS Board meeting, which was scheduled for April 21, 2004.

Following the April 18, 2004 meeting of the ALARIS Board, Cardinal Health’s Chairman telephoned ALARIS’ Chief Executive Officer and reiterated that Cardinal Health remained committed to the transaction between ALARIS and Cardinal Health at the same valuation and, during the following week, ALARIS’ Chief Executive Officer and ALARIS’ Chief Financial Officer held further discussions with Cardinal Health’s Executive Vice President of Corporate Development.

On April 21, 2004, the ALARIS Board met telephonically and received an update from ALARIS’ financial advisors on the status of their inquiries with other potential acquirors.

Following an expression of interest to one of ALARIS’ financial advisors by Party A in holding a meeting with ALARIS’ management, on April 26, 2004, Party A and ALARIS executed a confidentiality agreement.

On April 28, 2004, the ALARIS Board met in person in a regularly scheduled meeting in San Diego, immediately following ALARIS’ annual meeting of stockholders. Representatives of Piper Rudnick, Potter Anderson and ALARIS’ financial advisors attended by telephone. At the meeting, ALARIS’ financial advisors discussed the status of their inquiries with other potential acquirors and that a meeting with one of them, Party A, had been scheduled for April 30, 2004, near the East Coast offices of Party A. The ALARIS Board directed ALARIS’ financial advisors to continue their efforts contacting entities that may have an interest in entering into a business combination with ALARIS.

On April 30, 2004, a team of ALARIS’ management, including its Chief Executive Officer, its Chief Financial Officer, its Vice President and General Manager—International and its Vice President—Operations,

met in person with representatives of Party A at a location on the East Coast. At this meeting, ALARIS’ management team provided substantially the same information as had been provided to Cardinal Health on March 15, 2004. Representatives of ALARIS’ financial advisors as well as the financial advisors of Party A were present at the meeting. At this meeting, ALARIS’ financial advisors stressed the need for Party A to provide an indication of valuation to ALARIS.

On April 30, 2004, at the request of the ALARIS Board, Potter Anderson contacted Wachtell Lipton to discuss certain aspects of the Merger Agreement and to advise it of the fact that the adequacy of the per share consideration that Cardinal Health had offered remained an open issue from the ALARIS Board’s point of view. On behalf of Cardinal Health, Wachtell Lipton responded that Cardinal Health had carefully considered the valuation of ALARIS and that Cardinal Health had offered full value and would not increase the tender offer or merger consideration that had previously been proposed.

During the period between April 30, 2004 and May 13, 2004, ALARIS’ financial advisors made several inquiries of Party A, through its financial advisor, asking Party A to provide its valuation range for ALARIS. No such valuation range was provided.

On May 6, 2004, the ALARIS Board met telephonically to discuss the status of discussions with Cardinal Health and Party A and to discuss the results of ALARIS’ financial advisors’ inquiries with potential interested parties.

On May 6, 2004, ALARIS’ Chief Executive Officer met with Cardinal Health’s Chairman at Cardinal Health’s headquarters in Dublin, Ohio. During this meeting, ALARIS’ Chief Executive Officer raised the possibility of Cardinal Health increasing the tender offer and merger consideration if the price of the Company Common Stock were to increase, and Cardinal Health’s Chairman stated that Cardinal Health was not willing to increase the proposed tender offer or merger consideration.

On May 9, 2004, the ALARIS Board met at the offices of Piper Rudnick in New York. All members of the ALARIS Board attended in person, except ALARIS’ Chief Executive Officer and one other director, both of whom attended by telephone. Representatives of Piper Rudnick and Potter Anderson attended the meeting. During the meeting, representatives of Potter Anderson again reviewed with the ALARIS Board the fiduciary duties of directors under Delaware law and the various standards of judicial review that apply to the actions of boards in the context of the sale of a company. Potter Anderson’s representatives responded to numerous questions posed by the ALARIS Board. Representatives of Piper Rudnick then described the major terms of the draft Merger Agreement and the draft Support Agreement and responded to numerous questions regarding those documents from the ALARIS Board.

In the morning of May 13, 2004, ALARIS’ Chief Executive Officer spoke by telephone to the head of the medical business at Party A and strongly encouraged Party A to move more quickly if it desired to have an opportunity to pursue a transaction with ALARIS. In this conversation, ALARIS’ Chief Executive Officer advised Party A that it should propose a valuation or valuation range to demonstrate to the ALARIS Board its seriousness in pursuing a transaction. Party A responded that, before it could provide a valuation or valuation range, Party A and its advisors would require two more full days to meet with management of ALARIS, and thereafter would require two to three more weeks to complete its valuation work. As a result of this conversation, telephonic management presentations between ALARIS and Party A were scheduled for May 18 and 19, 2004.

Late during the day on May 13, 2004, Cardinal Health’s Chairman called ALARIS’ Chief Executive Officer to inform him that the next day Cardinal Health would be disclosing additional information regarding a previously-disclosed SEC inquiry. Wachtell Lipton contacted Piper Rudnick to discuss this matter as well. ALARIS was informed that the matters relating to the SEC inquiry were the reason that Cardinal Health had felt it necessary to postpone merger agreement discussions during the prior month, but that Cardinal Health was now prepared to move ahead to negotiate and finalize the draft Merger Agreement and draft Support Agreement.

During the evening of May 13, 2004, the ALARIS Board held a telephonic meeting, at which representatives of Piper Rudnick, Potter Anderson and each of ALARIS’ financial advisors were present. Prior to the meeting, Piper Rudnick distributed a summary of the proposed merger agreement and the structure of the proposed Cardinal Health transaction. ALARIS’ Chief Financial Officer and ALARIS’ Vice President—Finance and Treasurer also attended this meeting and reviewed with the ALARIS Board management’s financial projections and the methodology employed in deriving such projections. Representatives of each of ALARIS’ financial advisors reviewed in detail with the ALARIS Board their analysis of the consideration to be received by the ALARIS stockholders in the Offer and the Merger. Prior to the ALARIS Board meeting, each of ALARIS’ financial advisors delivered to the ALARIS Board detailed written materials regarding their respective views of the proposed tender offer price and merger consideration. Each such representative stated his belief that his firm would be prepared to render an opinion to the ALARIS Board that the consideration to be received by the ALARIS stockholders in the Offer and the Merger was fair, from a financial point of view, to the ALARIS stockholders (other than the Majority Stockholder, regarding whom they would render no opinion). Members of the ALARIS Board asked questions of ALARIS’ financial advisors and the representatives responded to such questions.

Commencing on May 14, 2004 and through the execution of the Merger Agreement on May 18, 2004, on behalf of ALARIS and Cardinal Health, attorneys from Piper Rudnick and Wachtell Lipton negotiated the terms of the Merger Agreement, including the representations and warranties, conditions to closing and the non-solicitation and “fiduciary out” provisions. During this period, attorneys from Piper Rudnick, Wachtell Lipton and Schulte Roth also continued to negotiate the Support Agreement on behalf of ALARIS, Cardinal Health and the Majority Stockholder, respectively.

On May 16 and 17, 2004, the ALARIS Board met telephonically to discuss the status of negotiations of the Merger Agreement and the Support Agreement. Representatives of Piper Rudnick, Potter Anderson and each of ALARIS’ financial advisors attended each of these meetings. Members of the ALARIS Board asked numerous questions about the terms and conditions of the Merger Agreement and the Support Agreement and, on several of the key provisions, provided the advisors with direction on what the ALARIS Board would find acceptable. Representatives of Piper Rudnick discussed certain provisions of the Merger Agreement that were the subject of intense negotiation between Piper Rudnick and Wachtell Lipton.

The ALARIS Board met by telephone on the morning of May 18, 2004 to discuss the progress of negotiations of the Merger Agreement and the Support Agreement. Representatives of Piper Rudnick, Potter Anderson and each of ALARIS’ financial advisors attended the meeting. Piper Rudnick described to the ALARIS Board some of the issues that were still being negotiated between Cardinal Health and ALARIS. The ALARIS Board determined to meet again at 5:00 p.m., New York time, that day for the purpose of considering approval of the Merger Agreement and the Support Agreement and related matters.

After this morning meeting, senior management of ALARIS held the previously scheduled telephonic due diligence conference call with Party A. Representatives of ALARIS’ and Party A’s financial advisors also participated in this conference call. Shortly after this call, one of ALARIS’ financial advisors received a telephone call from Party A asking for an update on timing. ALARIS’ financial advisors informed Party A that the ALARIS Board would be having a meeting that evening, that the due diligence call scheduled for May 19, 2004 needed to be postponed and that an announcement of a transaction would be possible as early as the next morning. Shortly after that call, ALARIS’ financial advisors received a call from Party A indicating that Party A would be sending a letter to the ALARIS Board and requesting that the letter be presented to the ALARIS Board for consideration.

The ALARIS Board met again telephonically at 5:00 p.m., New York time, on May 18, 2004. Piper Rudnick reviewed with the ALARIS Board the current terms and conditions of the Merger Agreement and the Support Agreement, including the changes negotiated since the last draft provided to the ALARIS Board. The ALARIS Board determined to postpone the investment bankers’ presentation of their analyses and fairness opinions, and the ALARIS Board’s vote on consideration of the Merger Agreement and the Support Agreement, until later that evening. During the meeting, a representative of one of ALARIS’ financial advisors reported to the ALARIS Board that he had just received a letter from Party A. Although Party A’s letter expressed Party A’s interest in a possible transaction with ALARIS, the letter did not contain any definitive statement regarding value or a proposed transaction price. The letter also expressed Party A’s desire to perform additional due diligence prior to proceeding with a proposal. ALARIS’ financial advisors advised the ALARIS Board that a motivated purchaser who would otherwise be willing to pursue a transaction with ALARIS, in the face of a signed transaction with Cardinal Health, should not, in their view, be unduly deterred by the terms of the proposed Merger Agreement with Cardinal Health, together with the terms of the proposed Support Agreement, from pursuing a transaction. In response to a question from the ALARIS Board, ALARIS’ financial advisors and management also advised the ALARIS Board that they believed that there was a significant risk that Cardinal Health would withdraw its offer if ALARIS were to delay proceeding with a transaction with Cardinal Health. The ALARIS Board requested that ALARIS’ Chief Executive Officer respond immediately by fax to Party A’s letter, which ALARIS’ Chief Executive Officer did. In his response, ALARIS’ Chief Executive Officer expressed ALARIS’ continued disappointment that Party A failed to provide ALARIS with an indication of price or a meaningful price range.

The ALARIS Board met again telephonically at 8:00 p.m. New York time, on May 18, 2004. Representatives of Piper Rudnick, Potter Anderson and each of ALARIS’ financial advisors attended the meeting. During the meeting, representatives of ALARIS’ financial advisors reviewed written materials provided to the ALARIS Board earlier in the day which updated the materials previously provided and stated that their analyses were essentially the same as the analyses they presented at the May 13, 2004 ALARIS Board meeting. After these presentations, each of ALARIS’ financial advisors informed the ALARIS Board that it was of the opinion that the consideration from Cardinal Health to be received by the ALARIS stockholders in the offer and the merger was fair, from a financial point of view, to the ALARIS stockholders (other than the Majority Stockholder, regarding whom they rendered no opinion), and advised that it would provide a written opinion to such effect. Copies of the written fairness opinions, describing the assumptions made, matters considered and review undertaken by each of Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp. are attached to this Statement as Annexes II, III and IV, respectively.

Following these presentations, Piper Rudnick and Potter Anderson reviewed the terms of the Merger Agreement and the Support Agreement with the ALARIS Board and discussed the changes to the agreements since the last draft distributed to the ALARIS Board and the results of the negotiations that had occurred throughout the day. Representatives of ALARIS’ financial advisors, Piper Rudnick and Potter Anderson responded to various questions raised by members of the ALARIS Board. After these discussions, the ALARIS Board voted unanimously to approve the Support Agreement and the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. That evening, ALARIS, Cardinal Health and Subcorp executed the Merger Agreement and Cardinal Health and the Majority Stockholder executed the Support Agreement. On the morning of May 19, 2004, Cardinal Health and ALARIS issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of ALARIS by Cardinal Health.

Reasons for the Recommendation of the ALARIS Board. In reaching its recommendation described in the first paragraph of this Item 4 regarding the transaction, the ALARIS Board considered a number of factors, including, without limitation, the following:

1. ALARIS’ Operating and Financial Condition and Prospects. The ALARIS Board considered the current and historical financial condition and results of operations of ALARIS, as well as the prospects and strategic objectives of ALARIS, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which ALARIS operates. Among other things, the ALARIS Board considered factors such as the risks attendant to achieving the goals of ALARIS’ strategic plan, and the limited trading volume and price volatility of the Company Common Stock.

2. Transaction Financial Terms and Premium to Market Price. The ALARIS Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Company Common Stock. The Offer Price and Merger Consideration of $22.35 per share of Company Common Stock to be paid in the Offer and the Merger, respectively, although lower than highest price at which the Company Common Stock has historically traded, represents (A) a premium of 19.5% over $18.71, the closing price of Company Common Stock on the New York Stock Exchange on May 17, 2004, and (B) a premium of 13% over $19.79, the three-month volume weighted average stock price of Company Common Stock as of May 17, 2004. The ALARIS Board also considered that in the event the Majority Stockholder were to sell significant portions of his Company Common Stock in open market transactions or in an underwritten public offering, such sales could have a potentially negative impact on the prices at which the Company Common Stock might otherwise trade, and that the Majority Stockholder has registration rights pursuant to which the Majority Stockholder could require ALARIS to register the Majority Stockholder’s sale of his shares in any such transactions. The ALARIS Board considered the form of consideration to be received by ALARIS stockholders in the Offer and the Merger, and the certainty of value of such cash consideration compared with stock consideration. The ALARIS Board considered that the consideration to be received by the holders of Company Common Stock in the Offer and Merger would be taxable to such holders for federal income tax purposes. The ALARIS Board considered that the transaction is not contingent on Cardinal Health’s ability to secure financing commitments.

3. Effect of Transaction Structure on Minority Stockholders; Section 203 of the DGCL. The ALARIS Board considered that all holders of Company Common Stock (including holders other than the Majority Stockholder) would receive the same consideration in the Offer and the Merger. The ALARIS Board considered that the Minimum Condition (as defined in the Merger Agreement), which is not waivable by Cardinal Health without ALARIS’ prior written consent, provides stockholders, other than the Majority Stockholder and ALARIS’ directors and officers, with an important role in determining whether the Offer and the Merger will be completed. The ALARIS Board considered Cardinal Health’s agreement that, notwithstanding approval of the Merger Agreement and the Support Agreement by the ALARIS Board for purposes of Section 203 of the DGCL, if Cardinal Health does not consummate the Offer and purchase all shares of Company Common Stock tendered in the Offer or if the Merger Agreement is terminated, Cardinal Health has agreed that Cardinal Health and its affiliates shall be subject to the limitations of Section 203 of the DGCL to the same extent they would have been subject to such limitations if the ALARIS Board had not so approved the Merger Agreement and the Support Agreement. The ALARIS Board considered that stockholders of ALARIS who object to the Merger would be entitled to obtain “fair value” for their Company Common Stock if they exercise and perfect their appraisal rights under Delaware law.

4. ALARIS’ Financial Advisors’ Fairness Opinions. The ALARIS Board considered presentations from each of ALARIS’ financial advisors, Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp., and the written opinions of ALARIS’ financial advisors, dated as of May 18, 2004, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $22.35 per share of Company Common Stock to be received by stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders (other than the Majority Stockholder, regarding whom they rendered no opinion). Copies of the written opinions rendered by ALARIS’ financial advisors to the ALARIS Board, setting forth the procedures followed, the matters considered and the assumptions made by ALARIS’ financial advisors in arriving at their opinions, are attached as Annexes II, III and IV to this Statement and are incorporated in this Statement by reference. Stockholders are urged to read these opinions in their entirety. The fairness opinions were provided for the information and assistance of the ALARIS Board in connection with its consideration of the Offer and the Merger. The fairness opinions address only the fairness from a financial point of view of the consideration to be received by the stockholders of ALARIS (other than the Majority Stockholder) in the Offer and the Merger and do not constitute recommendations to any stockholder as to whether to tender shares in the Offer or to vote in favor of the Merger. The ALARIS Board was aware that ALARIS’ financial advisors become entitled to certain fees described in Item 5 upon the rendering of their opinions and upon the consummation of the Merger.

5. Strategic Alternatives. The ALARIS Board considered the presentations of ALARIS’ financial advisors, the ALARIS Board’s review of ALARIS management’s strategic plan and trends in the industry in which ALARIS’ business operates and the strategic alternatives available to ALARIS, including the alternative to remain an independent public company as well as the risks and uncertainties associated with such alternatives. The ALARIS Board considered the results of the process that had been conducted by ALARIS’ financial advisors to assist the ALARIS Board in its evaluation of strategic alternatives, including the fact that eleven other potential acquirors were contacted, that confidentiality agreements had been entered into with two other potentially interested parties, one of which elected not to pursue discussions concerning a transaction with ALARIS, and the other of which failed to make a definitive transaction proposal, despite several requests to do so.

6. Timing of Completion. The ALARIS Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all of shares of Company Common Stock, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which all stockholders will receive the same consideration as received by stockholders who tender their shares in the Offer.

7. Alternative Transactions. The ALARIS Board considered that under the terms of the Merger Agreement, although ALARIS is prohibited from soliciting alternative acquisition proposals (each, a “Competing Transaction”) from third parties, prior to the acceptance of any shares of Company Common Stock for payment pursuant to the Offer, ALARIS may furnish information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers an unsolicited written proposal after the date of the Merger Agreement for a Competing Transaction if the ALARIS Board determines in good faith, after consultation with its outside legal counsel, that failing to take such action is reasonably likely to constitute a breach of its fiduciary duties under applicable laws and determines after consulting with its financial advisors that such a proposal is, or is reasonably likely to lead to a transaction that is, more favorable to ALARIS’ stockholders than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed in writing by Cardinal Health in response to such Competing Transaction) taking into account, among other things, the likelihood and anticipated timing of consummation and all legal, financial, regulatory and other aspects of the proposal (a “Superior Proposal”). The ALARIS Board further considered that under the terms of the Merger Agreement if the ALARIS Board determines in good faith after consultation with its legal and financial advisors, that any unsolicited written proposal from a third party for a Competing Transaction received after the date of the Merger Agreement continues to be a Superior Proposal and that the ALARIS Board has determined, following consultation with its outside legal counsel, that the failure to enter into such a Competing Transaction would be reasonably likely to cause the ALARIS Board to violate its fiduciary duties under applicable laws, ALARIS may terminate the Merger Agreement and enter into an agreement with respect to such Competing Transaction if, among other things, (i) ALARIS has complied with the “no solicitation” provisions of the Merger Agreement, (ii) ALARIS gives Cardinal Health written notice of its intention to terminate the Merger Agreement, (iii) Cardinal Health does not make, within three business days of receipt of such notification, a written offer that the ALARIS Board concludes in good faith and after consultation with its financial advisors and outside legal counsel is as favorable to the stockholders of ALARIS as the Competing Transaction. The ALARIS Board considered the effect of these provisions of the Merger Agreement, as well as the provisions of the Support Agreement and the absence of a requirement for ALARIS to pay a termination fee to Cardinal Health in the event ALARIS were to terminate the Merger Agreement to enter into a Competing Transaction, on third parties who might be interested in exploring an acquisition of ALARIS. The ALARIS Board also considered the views of its financial advisors expressed in this regard. The ALARIS Board also considered the contacts that ALARIS had with various third parties regarding a potential transaction involving ALARIS and the fact that ALARIS had engaged in a vigorous exploration of its strategic options, as described above in the “Background” section of this Item 4.

8. Potential Conflicts of Interest. The ALARIS Board was aware of the potential conflicts of interest between ALARIS, on the one hand, and certain of ALARIS’ officers, directors and stockholders, on the other hand, as a result of the transactions contemplated by the Offer and the Merger (as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing includes the material factors considered by the ALARIS Board. In view of its many considerations, the ALARIS Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the ALARIS Board may have given different weights to the various factors considered. After weighing all of these considerations, the ALARIS Board determined to approve the Merger Agreement and recommend that holders of shares of Company Common Stock tender their shares in the Offer.

Intent to Tender. After reasonable inquiry and to the best of ALARIS’ knowledge, each executive officer, director, affiliate and subsidiary of ALARIS currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all shares of Company Common Stock held of record or beneficially owned by such person or entity to Subcorp in the Offer (other than shares of Company Common Stock such person or entity has the right to purchase by exercising stock options).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp. are acting as ALARIS’ financial advisors in connection with the Offer and the Merger. Pursuant to the terms of their engagement, ALARIS has agreed to pay ALARIS’ financial advisors for their financial advisory services (i) an opinion fee equal to an aggregate of $6,000,000, payable on May 18, 2004, which was when ALARIS’ financial advisors rendered their fairness opinions, and (ii) a transaction fee equal to an aggregate of $12,000,000 against which the opinion fee will be credited.

Each of ALARIS’ financial advisors, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, any of ALARIS’ financial advisors and its affiliates may actively trade or hold the securities of ALARIS and Cardinal Health for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In the past, each of ALARIS’ financial advisors and its affiliates have provided financial advisory and financing services for ALARIS unrelated to the Merger and have received customary fees for the rendering of those services. Furthermore, ALARIS’ financial advisors and their respective affiliates may maintain relationships with ALARIS, Cardinal Health and their respective affiliates.

Except as set forth above, neither ALARIS nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to ALARIS’ stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of ALARIS, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Except as described below, no transactions with respect to the Company Common Stock have been effected by ALARIS or, to ALARIS’ best knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days. The following table summarizes transactions pursuant to which ALARIS’ executive officers listed therein acquired shares of Company Common Stock upon the exercise of stock options and sold such shares, all pursuant to their respective Rule 10b5-1 stock trading plans.

Name	Date of Transactions	Aggregate Number of Shares of Common Stock	Acquisition Price Per Share	Sale Price Per Share (ranges)
William C. Bopp	March 30, 2004	10,000	$1.8755	$18.69 – $18.95
Stuart E. Rickerson	April 5, 2004	2,300	$1.675	$20.00 – $20.05
Sally M. Grigoriev	April 7, 2004	15,000	$3.00	$18.55 – $19.20
David L. Schlotterbeck	April 12, 2004	15,000	$0.61	$18.35 – $18.55
Jake St. Philip	April 12, 2004	12,059	$3.25	$18.35 – $18.55
Robert Mathews	April 13, 2004	10,000	$2.00	$17.31 – $18.48
William C. Bopp	April 15, 2004	10,000	$1.8755	$17.50 – $17.80
Stuart E. Rickerson	April 22, 2004	2,000	$1.675	$19.09 – $19.69
William C. Bopp	April 30, 2004	10,000	$2.00	$19.16 – $19.89
Stuart E. Rickerson	May 3, 2004	7,700	$1.675	$20.00
Sally M. Grigoriev	May 7, 2004	15,000	$3.00	$20.37 – $20.94
Jake St. Philip	May 10, 2004	10,000	$6.7505	$19.29 – $20.40
David L. Schlotterbeck	May 12, 2004	15,000	$0.61	$19.34 – $20.24
William C. Bopp	May 17, 2004	10,000	$1.8755	$18.33 – $19.39
Stuart E. Rickerson	May 24, 2004	7,000	$1.675	$22.29

In addition, on May 27, 2004, William C. Bopp made a charitable donation of 25,000 shares of Company Common Stock.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, ALARIS is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of ALARIS’ securities by ALARIS, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving ALARIS or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of ALARIS or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of ALARIS. Except as set forth in this Statement or the Offer, there are no transactions, ALARIS Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8.	Additional Information.

Anti-takeover Statute. As a Delaware corporation, ALARIS is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or

(iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the ALARIS Board has approved the Merger Agreement and the Support Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement and the Support Agreement.

Appraisal Rights. Holders of shares of Company Common Stock do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger, if Subcorp proceeds with the Merger. A description of these appraisal rights, including the procedures stockholders must follow in order to effectively demand and perfect such rights is contained in Section 11(e) of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, and is incorporated in this Statement by reference. Failure to follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights.

Regulatory Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the United States Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Company Common Stock pursuant to the Offer is subject to such requirements. Cardinal Health has advised ALARIS that it filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or around May 24, 2004. As a result, the waiting period applicable to the purchase of shares of Company Common Stock pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on June 8, 2004. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Cardinal Health. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Cardinal Health with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of shares of Company Common Stock by Cardinal Health pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer or seeking divestiture of the shares so acquired or divestiture of substantial assets of Cardinal Health or ALARIS. Private parties (including individual states of the United States) may also bring legal actions under the antitrust laws of the United States. ALARIS does not, and Cardinal Health has advised ALARIS that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result would be. In addition to the filing requirement under the HSR Act, Cardinal Health has advised ALARIS that a premerger filing is also required pursuant to Germany’s Act against Restrictions of Competition (“ARC”) and will be filed on or about May 28, 2004. Under the ARC, certain acquisition transactions may not be consummated unless certain information has been furnished to the German Federal Cartel Office and certain waiting period requirements have been satisfied. The waiting period applicable to the Offer is thirty days, with provisions for early termination.

None of Cardinal Health, Subcorp or ALARIS is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filings under the HSR Act and the German ARC that would be required for Cardinal Health’s or Subcorp’s acquisition or ownership of the shares.

Certain Litigation. On May 21, 2004, Michael Gehrer, a purported holder of Company Common Stock, filed a class action complaint in Superior Court for the State of California, County of San Diego, on behalf of himself and all others similarly situated, against ALARIS and each member of the ALARIS Board (the “Complaint”). The Complaint alleges self-dealing and breach of fiduciary duty in connection with the Merger. According to the Complaint, the plaintiff seeks, among other things, an order enjoining the consummation of the Merger as well as an unspecified amount for the costs and disbursements of the lawsuit, including reasonable attorneys’ and experts’ fees. ALARIS believes that the Complaint is without merit and intends to vigorously defend the action. This summary and description of the Complaint are qualified in their entirety by reference to the Complaint which has been filed as Exhibit (a)(13) to this Statement.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Subcorp, pursuant to the Merger Agreement, of certain persons to be appointed to the ALARIS Board other than at a meeting of ALARIS’ stockholders and the information therein is incorporated in this Statement by reference.

Short-Form Merger Provisions. Under Section 253 of the DGCL, if Subcorp acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares, Subcorp will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of ALARIS’ stockholders.

Item 9.	Exhibits.

The following Exhibits are filed with this Statement:

Exhibit No.		Description

(a	)(1)	Letter to Stockholders of ALARIS Medical Systems, Inc., dated May 28, 2004, from David L. Schlotterbeck, President and Chief Executive Officer of ALARIS Medical Systems, Inc.*

(a	)(2)	Offer to Purchase, dated May 28, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Cardinal Health, Inc. and Blue Merger Corp. filed on May 28, 2004).*

(a	)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Cardinal Health, Inc. and Blue Merger Corp. filed on May 28, 2004).*

(a	)(4)	Opinion of Citigroup Global Markets Inc., dated May 18, 2004 (included as Annex II to this Statement).*

(a	)(5)	Opinion of Bear, Stearns & Co. Inc., dated May 18, 2004 (included as Annex III to this Statement).*

(a	)(6)	Opinion of CIBC World Markets Corp., dated May 18, 2004 (included as Annex IV to this Statement).*

(a	)(7)	Joint Press Release issued by ALARIS Medical Systems, Inc. and Cardinal Health, Inc., dated May 19, 2004 (incorporated by reference to press release under cover of Schedule 14D-9C filed by ALARIS Medical Systems, Inc. on May 19, 2004).

(a	)(8)	Voicemail Message to Employees of ALARIS Medical Systems, Inc., dated May 19, 2004 (incorporated by reference to the voicemail message to employees under cover of Schedule 14D-9C filed by ALARIS Medical Systems, Inc. on May 19, 2004).

(a	)(9)	Letter to Employees of ALARIS Medical Systems, Inc., dated May 19, 2004 (incorporated by reference to the letter to employees under cover of Schedule 14D-9C filed by ALARIS Medical Systems, Inc. on May 19, 2004).

(a	)(10)	Questions and Answers, dated May 19, 2004, Relating to the Acquisition of ALARIS Medical Systems, Inc. by Cardinal Health, Inc. (incorporated by reference to the questions and answers under cover of Schedule 14D-9C filed by ALARIS Medical Systems, Inc. on May 19, 2004).

Exhibit No.		Description

(a	)(11)	Memo to Employees of ALARIS Medical Systems, Inc., dated May 19, 2004 (incorporated by reference to the memo to employees under cover of Schedule 14D-9C filed by ALARIS Medical Systems, Inc. on May 19, 2004).

(a	)(12)	PowerPoint Presentation, dated May 19, 2004 (incorporated by reference to the PowerPoint presentation under cover of Schedule 14D-9C filed by ALARIS Medical Systems, Inc. on May 19, 2004).

(a	)(13)	Complaint filed in Superior Court for the State of California, County of San Diego, captioned Gehrer, on behalf of himself and all others similarly situated, v. ALARIS Medical Systems, Inc., et. al., Case No. GIC83024, filed May 21, 2004.

(e	)(1)	Agreement and Plan of Merger, dated May 18, 2004, by and among Cardinal Health, Inc., Blue Merger Corp. and ALARIS Medical Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ALARIS Medical Systems, Inc. on May 19, 2004).

(e	)(2)	Section 14(f) Information Statement of ALARIS Medical Systems, Inc., dated May 28, 2004 (included as Annex I to this Statement).*

(e	)(3)	Support/Tender Agreement, dated May 18, 2004, by and among Cardinal Health, Inc., Jeffry M. Picower, Decisions Incorporated, JD Partnership, L.P. and JA Special Partnership Limited (incorporated by reference to Exhibit 32 to the Schedule 13D/A filed with respect to ALARIS Medical Systems, Inc. by Jeffry M. Picower on May 20, 2004).

*	Included with the Schedule 14D-9 mailed to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 28, 2004

ALARIS MEDICAL SYSTEMS, INC.

By:	/S/ DAVID L. SCHLOTTERBECK

David L. Schlotterbeck President and Chief Executive Officer

Annex I

ALARIS Medical Systems, Inc.

10221 Wateridge Circle

San Diego, California 92121

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 28, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”), of ALARIS Medical Systems, Inc., a Delaware corporation (“ALARIS”). You are receiving this Information Statement in connection with the possible election of persons designated by Blue Merger Corp., a Delaware corporation (“Subcorp”) and a wholly-owned subsidiary of Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), to a majority of seats on the Board of Directors of ALARIS (the “ALARIS Board” or “ALARIS’ Board of Directors”). On May 18, 2004, ALARIS entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cardinal Health and Subcorp, pursuant to which Subcorp has commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (“ALARIS Common Stock”), of ALARIS (the “Shares”) at a price of $22.35 per share (the “Offer Price”), net to seller in cash, upon the terms and subject to the conditions set forth in Subcorp’s Offer to Purchase, dated May 28, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of ALARIS and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Cardinal Health and Subcorp with the Securities and Exchange Commission (the “Commission”) on May 28, 2004. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware General Corporation Law (the “DGCL”), Subcorp will be merged with and into ALARIS (the “Merger”). Following consummation of the Merger, ALARIS will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Cardinal Health. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Cardinal Health, any of its subsidiaries (including Subcorp), ALARIS or any of its subsidiaries, and Shares held by stockholders of ALARIS who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount of cash per Share that is paid pursuant to the Offer (the “Merger Consideration”).

The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex I, which was filed by ALARIS with the Commission on May 28, 2004 and which is being mailed to stockholders of ALARIS along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Cardinal Health, Subcorp or Subcorp’s Designees (as defined below) has been provided to ALARIS by Cardinal Health, and ALARIS assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Pursuant to the Merger Agreement, Subcorp will commence the Offer on Friday, May 28, 2004. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, June 25, 2004, unless Subcorp extends it.

GENERAL

ALARIS Common Stock is the only class of equity securities of ALARIS outstanding that is entitled to vote at a meeting of the stockholders of ALARIS. Each share of ALARIS Common Stock is entitled to one vote. As of May 17, 2004, there were 72,347,798 outstanding Shares, of which Cardinal Health and Subcorp owned no shares.

RIGHT TO DESIGNATE DIRECTORS AND SUBCORP’S DESIGNEES

The Merger Agreement provides that, promptly upon the acceptance of any Shares for payment by Cardinal Health or Subcorp or any of their affiliates for Shares pursuant to the Offer (the “Appointment Time”), and from time to time thereafter, Subcorp is entitled to designate up to such number of directors (“Subcorp’s Designees”), rounded up to the nearest whole number constituting at least a majority of the directors, on the ALARIS Board as will give Subcorp representation on the ALARIS Board equal to the product of the number of directors on the ALARIS Board (giving effect to any increase in the number of directors so elected pursuant to such provisions) and the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding.

The Merger Agreement provides that ALARIS will use all reasonable efforts to, upon Subcorp’s request, promptly, at Subcorp’s election, either increase the size of the ALARIS Board or secure the resignation of such number of directors as is necessary to enable Subcorp’s Designees to be so elected and to cause Subcorp’s Designees to be so elected. The Merger Agreement also provides that ALARIS will use best efforts, at such times, to cause Subcorp’s Designees to constitute a majority of each committee of the ALARIS Board, other than any committee of the ALARIS Board established to take action under the Merger Agreement.

Notwithstanding the foregoing, in the event that Subcorp’s Designees are elected or designated to the ALARIS Board, then, until the Effective Time, ALARIS shall cause the ALARIS Board to have at least two members who were directors on the date of the Merger Agreement, including at least two directors who are independent directors (the “Independent Directors”) for purposes of the continued listing requirements of the New York Stock Exchange (the “NYSE”).

Subcorp’s Designees will be selected by Subcorp from among the individuals listed below. Each of the following individuals has consented to serve as a director of ALARIS if appointed or elected. None of Subcorp’s Designees currently is a director of, or holds any positions with, ALARIS. Cardinal Health and Subcorp have advised ALARIS that, to the best of Cardinal Health’s and Subcorp’s knowledge, except as set forth below, none of Subcorp’s Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of ALARIS, nor has any such person been involved in any transaction with ALARIS or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Cardinal Health, Subcorp and ALARIS that have been described in the Schedule TO or the Statement.

The name, age, citizenship, present principal occupation or employment and five-year employment history as of May 23, 2004 of each of the individuals who may be selected as Subcorp’s Designees are set forth below. Unless otherwise indicated, (1) the current business address and telephone for each individual listed below is c/o Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017, Telephone: (614) 757-5000, and (2) each such person is a citizen of the United States. Each individual listed below is an executive officer of Cardinal Health. Unless otherwise indicated, each executive officer has been so employed for a period in excess of five years.

Name	Position
Robert D. Walter	Chairman and Chief Executive Officer of Cardinal Health.

George L. Fotiades	President and Chief Operating Officer of Cardinal Health since February 2004; President and Chief Executive Officer—Life Sciences Products and Services from January 2003 to February 2004; Executive Vice President, President and Chief Operating Officer—Pharmaceutical Technologies and Services, November 2000 to December 2002; Executive Vice President and Group President—R.P. Scherer Corporation, August 1998 to October 2000.

Ronald K. Labrum	President and Chief Executive Officer—Integrated Provider Solutions of Cardinal Health since February 2004; Executive Vice President and Group President—Medical-Surgical Products & Services, November 2000 to February 2004; President, Manufacturing & Distribution of Allegiance, October 2000 to November 2000; Corporate Vice President, Regional Companies/Health Systems of Allegiance, January 1997 to October 2000.

Brendan A. Ford	Executive Vice President—Corporate Development of Cardinal Health since November 1999; Senior Vice President—Corporate Development, February 1996 to November 1999.

Richard J. Miller	Executive Vice President of Cardinal Health since November 1999; Chief Financial Officer since March 1999; Acting Chief Financial Officer, August 1998 to March 1999; Corporate Vice President, April 1999 to November 1999.

Anthony J. Rucci	Executive Vice President and Chief Administrative Officer of Cardinal Health since January 2000; Executive Vice President—Human Resources, November 1999 to January 2000; Dean of the University of Illinois at Chicago’s College of Business Administration, 1998 to November 1999.

Carole S. Watkins	Executive Vice President—Human Resources of Cardinal Health since August 2000; Senior Vice President—Human Resources—Pharmaceutical Distribution and Provider Services, February 2000 to August 2000; Vice President—Human Resources—Pharmaceutical Distribution, November 1996 to February 2000.

Paul S. Williams	Executive Vice President, Chief Legal Officer and Secretary of Cardinal Health since April 2001; Senior Vice President, Deputy General Counsel and Assistant Secretary, January 2001 to March 2001; Vice President, Deputy General Counsel and Assistant Secretary, July 1999 to January 2001; Vice President, Assistant General Counsel and Assistant Secretary, June 1998 to July 1999.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following information concerning the current directors of ALARIS, executive officers and other key employees of ALARIS is as of May 24, 2004.

Hank Brown, age 64, has served as a member of ALARIS’ Board since July 2000. Mr. Brown serves as Chair of the Audit Committee and as a member of the Compensation Committee and the Nominating and Corporate Governance Committee. Mr. Brown serves as the Chief Executive Officer of the Daniels Fund, a charitable foundation. From 1998 to mid-2002, Mr. Brown served as President of the University of Northern Colorado. From 1990 to 1997, Mr. Brown served as a United States Senator from the State of Colorado. From 1980 to 1990, Mr. Brown served five consecutive terms in the U.S. House of Representatives, representing Colorado’s 4th Congressional District. From 1972 to 1976, Mr. Brown served in the Colorado State Senate. From 1969 to 1980, Mr. Brown served as Vice President of Monfort of Colorado, Inc., a meat packing company subsequently acquired by ConAgra Foods, Inc. Mr. Brown served as a director of U.S. West, Inc. from 1998 until its acquisition by Qwest Communications International, Inc. and thereafter served as a director of Qwest until September 2002. Mr. Brown serves as a director of Frontier Airlines, Inc., Sealed Air Corporation, Sensient Technologies Corporation and StarTek, Inc. Mr. Brown is a certified public accountant and attorney, holding a law degree and a master of law degree in taxation.

Norman M. Dean, age 84, has served as a member of ALARIS’ Board, including through a predecessor of ALARIS, since 1989 and has been Chair of the Board since May 2000. Mr. Dean serves as Chair of the Nominating and Corporate Governance Committee and as a member of the Audit Committee and the Compensation Committee. Previously, Mr. Dean served as a member of the board of directors of bank holding companies in Colorado and Montana and as a member of the board of directors of the American Bankers Association. Since May 1990, Mr. Dean has served as Chairman of the board of directors of Miller Diversified Corporation, a publicly traded diversified food services company.

Henry Green, age 61, has served as a member of ALARIS’ Board since 1991, including through a predecessor of ALARIS. Mr. Green serves as a member of the Audit Committee. From September 1990 to March 1993, Mr. Green served as President and Chief Operating Officer through a predecessor of ALARIS. From 1993 to his retirement in 1997, Mr. Green served as a director and executive officer of Physician Computer Network, Inc. (“PCN”). In December 1999, PCN filed for bankruptcy, and its bankruptcy plan was confirmed in March 2000. Before its bankruptcy, PCN was controlled by ALARIS’ largest stockholder, Jeffry M. Picower. From 1988 to 1990, Mr. Green served as Vice President of Johnson & Johnson International. From 1980 to 1988, Mr. Green served as President of Vistakon, Inc., a subsidiary of Johnson & Johnson. Prior to joining Johnson & Johnson, Mr. Green held a variety of management positions at Warner Lambert Company. Mr. Green serves as a director of a privately held biomedical company controlled by Mr. Picower.

Jacqueline B. Kosecoff, Ph.D., age 54, has served as a member of ALARIS’ Board since December 2003 and is a member of the Compensation Committee. Since July 2002, Dr. Kosecoff has served as Executive Vice President, Pharmaceutical Services at PacifiCare Health Systems, Inc., one of the nation’s largest consumer health organizations. Dr. Kosecoff was a founder of Protocare, Inc. (now Constella Health Strategies and Radiant Research), a pharmaceutical research and development firm with a health services consulting division, and from April 1998 to July 2002 served as its president and chief operating officer. Dr. Kosecoff was co-founder of Value Health Sciences, a health services and data systems company and wholly owned subsidiary of Value Health, Inc. and, from 1988 to 1998, served as its co-CEO. From 1979 to 1988, Dr. Kosecoff served as CEO of Chassin and Kosecoff Medical Systems and Fink and Kosecoff Associates. In 1975, Dr. Kosecoff joined the faculty of the School of Medicine and Public Health at University of California, Los Angeles, where she still holds a Research Professorship. Dr. Kosecoff is a director of the City of Hope, Pharmaceutical Care Management Association and STERIS Corporation. Dr. Kosecoff holds a B.A. from the University of California, Los Angeles, an M.S. in Applied Mathematics from Brown University and a doctorate in Research Methods from the University of California, Los Angeles.

David L. Schlotterbeck, age 57, has served as a member of ALARIS’ Board and as President and Chief Executive Officer of ALARIS since November 1999. From April 1999 to November 1999, Mr. Schlotterbeck served as President and Chief Operating Officer of ALARIS. In 1997 and 1998, Mr. Schlotterbeck served as President and Chief Operating Officer of Pacific Scientific Company, an international manufacturer of motion control, process measurement and safety products until it was acquired by Danaher Corporation. From 1995 to 1997, Mr. Schlotterbeck served as President and Chief Executive Officer of Vitalcom, Inc., a medical network manufacturer. From 1991 to 1994, Mr. Schlotterbeck served as Executive Vice President and Chief Operating Officer of Nellcor, Inc., a medical device manufacturer subsequently acquired by Mallinckrodt, Inc. Mr. Schlotterbeck is a graduate of the General Motors Institute with a B.S. in electrical engineering. He holds an M.S. in electrical engineering from Purdue University and completed the Executive Institute at Stanford University in 1984.

Barry D. Shalov, age 63, has served as a member of ALARIS’ Board since May 2000. Mr. Shalov has been a partner in the law firm of Piper Rudnick LLP since March 2000. For more than 20 years prior to that time, Mr. Shalov was a partner in the law firm of Gordon Altman Weitzen Shalov & Wein LLP. Mr. Shalov serves as a director of a privately held biomedical company controlled by ALARIS’ largest stockholder, Jeffry M. Picower, and, prior to its dissolution in 2000, served as a trustee of a private medical research organization founded by Mr. Picower. Piper Rudnick has also served from time to time as legal counsel to Mr. Picower and to other entities controlled by Mr. Picower.

William T. Tumber, age 70, has served as a member of ALARIS’ Board since May 2000. Mr. Tumber serves as Chair of the Compensation Committee. From 1996 to his retirement in 1998, Mr. Tumber served as Senior Vice President of C.R. Bard, Inc., a medical products manufacturer. From 1991 to 1996, Mr. Tumber served as Group Vice President, responsible for several of Bard’s operating divisions. Prior thereto, Mr. Tumber held various positions with C.R. Bard, including President of its Davol division. Prior to joining Bard, Mr. Tumber held a variety of management positions with the General Electric Company.

William C. Bopp, age 60, has served as ALARIS’ Senior Vice President and Chief Financial Officer since November 1, 1999. From March 1999 to November 1999, Mr. Bopp served as ALARIS’ Vice President, Chief Financial Officer and Treasurer. Prior to joining ALARIS, Mr. Bopp served as Executive Vice President, Chief Financial Officer and a member of the board of directors of C.R. Bard, Inc., a developer, manufacturer and marketer of healthcare products. Mr. Bopp is a graduate of Harvard College and holds an MBA, Finance, from the Harvard Business School.

Frederic Denerolle, age 45, has served as the Vice President and General Manager of ALARIS’ International Business Unit since January 2001. From 1996 to 2001, Mr. Denerolle was Executive Vice President of the Infusion Technology Division of Fresenius Vial. Prior thereto, Mr. Denerolle held positions of increasing responsibility with Becton Dickinson, including General Manager of its Infusion System business. Mr. Denerolle is a graduate in Business Administration from Ecole Supérieure de Commerce de Nantes.

Sally M. Grigoriev, age 45, has served as ALARIS’ Vice President of Operations since December 2000. From January 1995 to December 2000, Ms. Grigoriev served as ALARIS’ Vice President of Quality and Regulatory Affairs. Prior to joining IVAC Medical Systems in January 1995, she served as the Vice President of Quality and Regulatory Affairs at U.S. Medical Instruments, Inc. and Block Medical, Inc. respectively. Ms. Grigoriev holds a B.S. degree, Chemical Engineering, from the University of California, Santa Barbara.

Robert F. Mathews, age 40, has served as ALARIS’ Vice President of Finance and Treasurer since February 2002. From January 2001 to February 2002, he served as ALARIS’ Vice President of Finance and Corporate Controller and, from July 1996 to January 2001, he served as ALARIS’ Corporate Controller. Before joining ALARIS, Mr. Mathews held various positions of increasing responsibility with PriceWaterhouse, LLP. Mr. Mathews is a certified public accountant and holds a B.S. degree in business administration from San Diego State University.

William H. Murphy, age 51, has served as ALARIS’ Vice President of Quality and Business Systems since May 2003. From December 2000 to May 2003, he served as ALARIS’ Vice President of Quality and Regulatory Affairs. In February 2000, Mr. Murphy joined ALARIS as Director of Regulatory Affairs. Before joining ALARIS, Mr. Murphy served as Director of Regulatory Compliance of Nellcor Puritan Bennett Inc., which was subsequently acquired by Mallinckrodt. Prior thereto, Mr. Murphy provided private consulting services in the area of regulatory compliance, quality system development and process validation. Mr. Murphy holds a B.S. degree from Augusta College.

Stuart E. Rickerson, age 55, has served as ALARIS’ Vice President, General Counsel and Secretary since July 2001. Before joining ALARIS, Mr. Rickerson served as General Counsel to Golden Triangle Ltd., a legal management consulting firm; he was General Counsel and a member of the board of directors of Keene Corporation; and he served as Vice President and General Counsel of Cardiac Pacemakers, Inc., then a subsidiary of Eli Lilly and Company and now part of Guidant Corporation. Earlier in his career, he held several legal and management positions of increasing responsibility with Eli Lilly. Mr. Rickerson is a graduate of Princeton University and holds a J.D. from Georgetown University.

Jake St. Philip, age 51, has served as Vice President and General Manager, North America of ALARIS since July 1998. From November 1996 to July 1998, he served as Vice President of Sales, North America of ALARIS. From November 1981 to the merger that formed ALARIS in November 1996, Mr. St. Philip held various sales and marketing positions with IVAC Medical Systems. Previously, he held various sales positions of increasing responsibility with Johnson & Johnson and M&M/Mars. Mr. St. Philip holds a B.S. degree in Marketing from the University of New Orleans and completed the Executive Program at Stanford University in 1999.

GOVERNANCE OF THE COMPANY

The Board and its Members

The Board of Directors, which is elected by the stockholders, is the ultimate decision-making body of ALARIS except with respect to those matters reserved to the stockholders. The Board oversees the selection, evaluation, compensation of and the succession planning for the senior management team, with due consideration of the recommendations of the chief executive officer, and the senior management team is charged with the conduct of the ALARIS’ business.

The following table shows, as of the date of this Information Statement, the members of the Board, the committees of the Board on which they serve and the Board’s determination whether each member is independent as described below.

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Hank Brown(I)	**	*	*
Norman M. Dean**(I)	*	*	**
Henry Green(I)	*
Jacqueline B. Kosecoff, Ph.D.(I)		*
Barry D. Shalov
David L. Schlotterbeck
William T. Tumber(I)		**

(I)	Independent.
*	Member.
**	Chair.

The Board meets on a regular basis during the year to review ALARIS’ affairs and business and to act on matters requiring Board approval. The Board also holds additional meetings when significant matters require Board review, discussion or action. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility.

In 2003, the Board met six times. Each director attended each Board meeting and meeting of committees of the Board on which they served, except for one Board meeting where one member was absent. Board members are expected to attend ALARIS’ annual meeting of stockholders, which is held in conjunction with one of the Board’s regularly scheduled meetings. Accordingly, all members of the Board are generally present for the annual meeting. All members of the Board at the time of ALARIS’ 2004 annual meeting attended that meeting.

Role of the Board’s Committees

The standing committees of the Board are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Board selects the members of each of its standing committees annually.

Audit Committee. The Audit Committee has three members, each of whom is independent within the meaning of SEC regulations, the NYSE listing standards and ALARIS’ Corporate Governance Guidelines (the “Guidelines”). Each member also meets the NYSE financial literacy requirements. The Board interprets “financial literacy” to mean the ability to read and understand fundamental financial statements, including balance sheets, income statements and cash flow statements. The Board has determined that Mr. Brown is a “financial expert” within the meaning of SEC regulations.

The functions of the Audit Committee are described under the “Audit Committee Report” below. The current charter of the Audit Committee is available on ALARIS’ website (www.alarismed.com) under “Investor Relations, Corporate Governance, Corporate Governance Documents.” Please note, information on ALARIS’ website is not incorporated by reference in this Information Statement. In 2003, the Audit Committee met four times.

Compensation Committee. The Compensation Committee has four members, each of whom is independent in accordance with NYSE listing standards. The Board selects the members of the Compensation Committee annually. The functions of the Compensation Committee are described under the “Compensation Committee Report” below. The charter of the Compensation Committee is available on ALARIS’ website (www.alarismed.com) under “Investor Relations, Corporate Governance, Corporate Governance Documents.” Please note, information on ALARIS’ website is not incorporated by reference in this Information Statement. In 2003, the Compensation Committee met four times.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee (the “Governance Committee”) has two members, each of whom is independent in accordance with NYSE listing standards. The Governance Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring the implementation of the Guidelines. In addition, the Governance Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Governance Committee also supervises the Board’s annual review of director independence and the Board’s performance self-evaluation. The charter of the Governance Committee is available on ALARIS’ website (www.alarismed.com) under “Investor Relations, Corporate Governance, Corporate Governance Documents.” Please note, information on ALARIS’ website is not incorporated by reference in this Information Statement. In 2003, the Governance Committee met four times.

Selection of Board Nominees

The Governance Committee considers candidates for Board membership suggested by its members, other Board members, stockholders and management. The Governance Committee may also retain a third-party executive search firm to identify candidates. A stockholder who wishes to recommend a prospective nominee for the Board should notify ALARIS’ Secretary in writing and include the information required under ALARIS’ bylaws for stockholder nominees, as described below. Submissions received that contain the required information will be forwarded to the Chair of the Governance Committee for further review and consideration.

Once the Governance Committee has identified a prospective nominee, the Governance Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on the information provided to the Governance Committee with the recommendation of the prospective nominee, as well as knowledge the Governance Committee has or acquires on the prospective nominee, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee’s qualifications and areas of expertise are needed to further enhance the composition of the Board. The Governance Committee then evaluates a prospective nominee against the standards and qualifications set forth in the Guidelines, including:

•	the prospective nominee’s skills and experience;

•	the prospective nominee’s character and judgment; and

•	the willingness and ability of the prospective nominee to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, considering the prospective nominee’s professional time commitments and service on other company boards.

After completing its evaluation, the Governance Committee recommends to ALARIS’ full Board persons who should be nominated by the Board and the Board determines the nominees after considering the recommendation and report of the Governance Committee.

Board’s Role in Strategic Planning

The Board is responsible for overseeing the affairs of ALARIS and keeping itself informed about its business and strategies. This involvement enables the Board to provide guidance to management in formulating and developing plans and to independently exercise its decision-making authority on matters of importance to ALARIS. Acting as a full Board and through the Board’s three standing committees, the Board is fully involved in ALARIS’ strategic process.

Corporate Governance Guidelines and Director Independence

The Board has adopted the Corporate Governance Guidelines in accordance with NYSE listing standards. The full text of the Guidelines is available on ALARIS’ website (www.alarismed.com) under “Investor Relations, Corporate Governance, Corporate Governance Documents.” Please note, information on ALARIS’ website is not incorporated by reference in this Information Statement. A copy may also be obtained upon written request from ALARIS’ Secretary.

The Guidelines address significant corporate governance issues and provide a framework for ALARIS’ corporate governance initiatives. The Guidelines cover topics such as qualification standards for membership on the board and its committees, director responsibilities, director compensation and other important matters. The Governance Committee is responsible for overseeing and reviewing the Guidelines and reporting and recommending to the Board any changes it believes to be appropriate.

The Guidelines provide that a majority of the members of the Board should meet the criteria for independence as required by applicable law and NYSE listing standards. No director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with ALARIS or its subsidiaries. In assessing each director’s independence, the Board considers the issue of materiality of a director’s relationship with ALARIS not only from the standpoint of the director but also from that of persons or organizations with which the director has an affiliation.

Pursuant to the Guidelines, the Board undertook its annual review of director independence in December 2003. During this review, the Board considered transactions and relationships known to the Board between each director or any member of his or her immediate family and ALARIS and its subsidiaries and affiliates, including those reported under “Certain Relationships and Related Transactions” below.

As a result of this review, the Board affirmatively determined that Messrs. Brown, Dean, Green and Tumber and Dr. Kosecoff, who constitute a majority of the Board, are independent of ALARIS and its management. Mr. Schlotterbeck is not considered independent because he is the president and chief executive officer of ALARIS and Mr. Shalov is not considered independent because of the fees paid by ALARIS to his firm for legal services rendered.

Private Sessions of the Board

Our non-management directors meet regularly in private sessions without management present. “Non-management” directors are all those directors who are not ALARIS officers and include one director, Mr. Shalov, who is not “independent” by virtue of the existence of a material relationship with ALARIS. Private sessions are generally led by the Chair of the Board. If the Chair is not present, those directors attending the meeting select a presiding director for the meeting. A private session is generally held in conjunction with each regularly scheduled Board meeting and other sessions may be called by the Chair of the Board in his own discretion or at the request of the Board. In addition, there will be at least one scheduled private session annually at which only independent directors will be present.

Director Compensation

Directors who are employees (currently, Mr. Schlotterbeck) receive no additional compensation for serving on the Board or its committees. ALARIS provides the following annual compensation to non-management directors:

Cash compensation:

•	$6,250 quarterly retainer; except that, starting in the third quarter of 2003, the Chair of the Board and the Chair of each committee of the Board receive the following quarterly retainer: $8,000 for the Chair of the Board; $7,500 for the Chair of the Audit Committee; $7,000 for the Chair of the Compensation Committee; and $7,000 for the Chair of the Nominating and Corporate Governance Committee;

•	$1,000 for each Board meeting attended; and

•	$1,000 for each committee meeting attended.

Stock compensation:

•	Under the Non-Employee Director Stock Option Plan, each director receives an annual grant of options to purchase 20,000 shares of ALARIS Common Stock. These options have an exercise price equal to the fair market value of ALARIS Common Stock on the date of grant, have ten-year terms and vest in one-third increments on each anniversary of the grant date.

Contacting the Board

Any stockholder who wishes to contact the Chair of the Board or the independent directors as a group may do so by writing to: Board of Directors, c/o Secretary, ALARIS Medical Systems, Inc., 10221 Wateridge Circle, San Diego, California 92121. Communications received in writing will be distributed to the Chair of the Board or the other members of the Board as appropriate depending on the facts and circumstances outlined in the communication.

Business Ethics Policy and Code of Conduct

ALARIS has adopted a worldwide code of ethics, entitled the Business Ethics Policy and Code of Conduct (the “Policy”). The Policy applies to all directors and employees, including the chief executive officer, the chief financial officer, the principal accounting officer, senior financial executives and any other employee with any responsibility for the preparation and filing of documents with the SEC. The Policy is designed to deter wrongdoing and to promote:

•	honest and ethical conduct and fair dealing, including the handling of actual or apparent conflicts of interest between personal and professional relationships, protection of confidential information and proper use of ALARIS’ assets;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that ALARIS files with or submits to the SEC and in other public communications made by ALARIS;

•	the prompt internal reporting of violations of the code to an appropriate person or persons identified in the Policy;

•	compliance with applicable governmental laws, rules and regulations; and

•	accountability for adherence to the Policy.

A copy of the Policy is available on ALARIS’ website (www.alarismed.com) under “Investor Relations, Corporate Governance, Corporate Governance Documents.” ALARIS may post amendments to or waivers of the provisions of this Policy, if any, made with respect to any of ALARIS’ directors and executive officers on ALARIS’ website. The information contained on the website is not incorporated by reference in, or considered to be a part of, this Information Statement.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 17, 2004 (except as otherwise noted) with respect to the beneficial ownership of Shares by (i) each director of ALARIS, (ii) each of ALARIS’ Chief Executive Officer and the four most highly compensated executive officers at the end of the fiscal year ended December 31, 2003 who earned in excess of $100,000 (collectively, the “Named Executive Officers”), (iii) all directors and executive officers of ALARIS as a group, and (iv) each person who, to the best of ALARIS’ knowledge, beneficially owns more than five percent of any class of ALARIS’ voting securities. Except as otherwise indicated, ALARIS believes that persons listed below have sole voting and investment power with respect to all Shares held by them, except to the extent such power may be shared with a spouse. The information regarding beneficial ownership of ALARIS Common Stock by the entities identified as “Principal Stockholders” in the table below is included in reliance on reports filed with the Commission by each of these entities, except that the percentage is based upon calculations made in reliance upon the number of shares reported to be beneficially owned by the entity in the report and the number of Shares outstanding on May 17, 2004.

Beneficial Owner(1)	Shares Beneficially Owned (not including shares issuable pursuant to options exercisable within 60 days of May 17, 2004)		Shares Issuable Pursuant to Options Exercisable Within 60 Days of May 17, 2004	Total Shares Beneficially Owned	Percentage of Outstanding Shares(2)
Jeffry M. Picower	46,643,209	(3)	—	46,643,209	64.4%
South Ocean Boulevard Palm Beach, Florida 33480
David L. Schlotterbeck	195,689		1,367,541	1,563,230	2.1%
Hank Brown	5,000		6,666	11,666	*
Norman M. Dean	41,050	(4)	61,559	102,609	0.1%
Henry Green	—		29,998	29,998	*
Jacqueline B. Kosecoff, Ph.D.	—		—	—	—
Barry D. Shalov	9,500		—	26,167	*
William T. Tumber	25,000		39,999	64,999	0.1%
William C. Bopp	337,963	(5)	266,579	604,542	0.8%
Jake P. St. Philip	12,722	(6)	259,666	272,328	0.4%
Stuart E. Rickerson	34,618		169,875	204,493	0.3%
Frederic Denerolle	—		137,625	137,625	0.2%
All directors and executive officers as a group (14 persons)	693,880		2,829,926	3,523,806	4.7%

*	Less than 0.1%.
(1)	Unless otherwise indicated, the beneficial owner’s address is c/o ALARIS Medical Systems, Inc., 10221 Wateridge Circle, San Diego, California 92121.
(2)	Applicable percentages are based on 72,374,798 shares of ALARIS Common Stock outstanding on May 17, 2004, adjusted as required by SEC rules.
(3)	Includes 20,079,477 shares of ALARIS Common Stock owned by Decisions Incorporated (“Decisions”), 2,489,463 shares of ALARIS Common Stock owned by JA Special Partnership Limited (“JA Special”) and 24,074,269 shares of ALARIS Common Stock owned by JD Partnership, L.P. (“JD Partnership”). Mr. Picower is the sole stockholder and director of Decisions, which is the sole general partner of JA Special and JD Partnership. With respect to such shares, Mr. Picower shares or has sole voting and investment power and may be deemed to be the beneficial owner.
(4)	Includes 10,050 shares of ALARIS Common Stock owned by Mr. Dean’s wife, for which Mr. Dean disclaims beneficial ownership.
(5)	Includes 13,337 shares of ALARIS Common Stock purchased through ALARIS’ 401(k) plan.
(6)	Includes 1,222 shares of ALARIS Common Stock held by the Jake P. and Peggy L. St. Philip Trust.

EXECUTIVE COMPENSATION

The following table shows the compensation paid or accrued to ALARIS’ chief executive officer and its four next most highly compensated executive officers as of December 31, 2003 (“Named Executive Officers”), for services rendered to ALARIS or its subsidiaries in 2003, 2002 and 2001.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	Securities Underlying Options(2)	All Other Compensation(3)
David L. Schlotterbeck	2003	$512,788	$1,035,000	—	200,000	$39,516
President and Chief Executive	2002	$493,275	$712,001	—	385,530	$30,675
Officer	2001	$468,825	$974,040	—	400,000	$23,536

William C. Bopp	2003	$299,205	$342,855	—	60,000	$16,926
Senior Vice President and	2002	$283,165	$181,371	—	134,706	$9,942
Chief Financial Officer	2001	$263,850	$489,228	—	—	$8,170

Frederic Denerolle	2003	$291,136	$352,376	$80,402	60,000	$31,926
Vice President and	2002	$219,500	$150,560	$46,203	50,000	$25,152
General Manager, International	2001	$200,000	$380,932	$159,255	225,000	$33,156

Jake P. St. Philip	2003	$263,639	$317,000	—	160,000	$12,063
Vice President and	2002	$243,765	$158,972	—	40,000	$7,239
General Manager, North America	2001	$230,241	$431,238	—	—	$5,954

Stuart E. Rickerson	2003	$243,829	$289,943	—	60,000	$14,415
Vice President, General Counsel	2002	$227,450	$150,903	—	134,706	$7,079
and Secretary	2001	$105,775	$210,010	—	225,000	$5,101

(1)	For Mr. Denerolle, includes $21,886 for a car allowance in 2003 and $20,622 for a car allowance in 2002.
(2)	In 2002, for Messrs. Schlotterbeck, Bopp and Rickerson, includes 135,530, 84,706 and 84,706 options, respectively, issued to provide the necessary funds to complete the retirement of ALARIS’ 7 1/4% convertible debentures in January 2002.
(3)	For Messrs. Schlotterbeck, Bopp, St. Philip and Rickerson, includes group term life insurance and long-term disability premiums and matching 401(k) plan contributions. For Messrs. Schlotterbeck and Rickerson, also includes inventor recognition awards. For Mr. Denerolle, includes life insurance and personal pension premiums.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee, consisting of Hank Brown, Norman Dean, Dr. Jacqueline Kosecoff and William Tumber, has served as an officer or employee, or has had any other business relationship or affiliation with, ALARIS and its subsidiaries, except each member’s services as a director.

2003 OPTION GRANTS

The following table sets forth certain information with respect to stock options granted during 2003 to ALARIS’ Named Executive Officers under ALARIS’ 1996 Stock Option Plan.

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in 2003(2)	Exercise Price ($/share)(3)	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Appreciation for the Option Term
					5%	10%
David L. Schlotterbeck	200,000	12.0%	$12.89	6/25/13	$1,421,324	$3,500,789
William C. Bopp	60,000	3.6%	$12.89	6/25/13	$426,397	$1,050,237
Frederic Denerolle	60,000	3.6%	$12.89	6/25/13	$426,397	$1,050,237
Jake P. St. Philip	160,000	9.6%	$12.89	6/25/13	$1,137,059	$2,800,631
Stuart E. Rickerson	60,000	3.6%	$12.89	6/25/13	$426,397	$1,050,237

(1)	All options were granted for a term of 10 years, subject to earlier termination upon termination of employment, and vest annually over four years.
(2)	Based on options to purchase 1,665,795 shares granted to employees in 2003.
(3)	The exercise price of all options was equal to the average of the highest and lowest market prices of ALARIS Common Stock on grant date as reported by AMEX, the stock exchange on which ALARIS’ stock was listed from August 1999 to September 25, 2003.

2003 OPTION EXERCISES AND YEAR-END OPTION VALUES

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at 12/31/03		Value of Unexercised In-the-Money Options at 12/31/03(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
David L. Schlotterbeck	187,000	$2,100,571	1,330,041	387,500	$17,285,987	$2,823,688
William C. Bopp	16,528	$261,459	447,838	97,500	$5,469,895	$611,138
Frederic Denerolle	28,000	$314,972	181,375	125,625	$2,625,590	$1,022,213
Jake P. St. Philip	86,000	$1,022,740	264,000	190,000	$3,158,765	$748,750
Stuart E. Rickerson	200	$2,965	224,513	144,375	$2,968,107	$1,245,591

(1)	Calculated based on the closing price of ALARIS Common Stock on December 31, 2003 ($15.21) as reported by the NYSE.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2003 regarding outstanding options and shares reserved for future issuance under ALARIS’ current equity compensation plans. This table does not include information about the 2004 Stock Incentive Plan approved at the 2004 Stockholders’ Meeting.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Available for Future Issuance(1)
Equity compensation plans approved by stockholders(2)	7,377,122	$4.88	2,851,185
Equity compensation plans not approved by stockholders	—	—	—

Total	7,377,122	$4.88	2,851,185

(1)	Includes options granted under ALARIS’ expired 1988 Stock Option Plan. Although outstanding options under ALARIS’ 1988 Stock Option Plan are exercisable, no additional options may be granted under this plan.
(2)	Includes ALARIS’ current 1996 Stock Option Plan and Non-Employee Director Stock Option Plan and ALARIS’ expired 1988 Stock Option Plan.

Employment, Severance and Change of Control Agreements

ALARIS and Mr. Schlotterbeck have entered into letter agreements that provide, among other things, for Mr. Schlotterbeck’s annual salary and eligibility to receive an annual bonus under ALARIS’ Performance Incentive Plan, which is based on meeting certain performance measures. Mr. Schlotterbeck continues to be eligible to receive a maximum bonus under the Performance Incentive Plan equal to up to 200% of his base pay and to receive relocation support through October 18, 2004. In 2004, ALARIS agreed, upon the recommendation of the Compensation Committee and by resolution of its Board, to increase Mr. Schlotterbeck’s annual salary from $517,500 to $543,375, effective March 29, 2004. Under the letter agreements, if Mr. Schlotterbeck terminates his employment with ALARIS for any reason, ALARIS will pay Mr. Schlotterbeck one year of his then-existing base salary as separation pay.

ALARIS has a severance plan in place that provides employee severance pay and benefits in the event of an involuntary termination without cause. The amount of severance and benefits is based upon position and length of service with ALARIS and ranges from a minimum of seven weeks’ compensation up to one year’s base salary for senior executives. The Board has approved separate change of control agreements with each of the Named Executive Officers under which, in the event of an involuntary termination related to a change in control of ALARIS, under certain circumstances, they would receive severance of up to two years’ base salary and target bonus.

[1]	The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference into any filing of AMI under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act of 1934, as amended (“Exchange Act”), whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

COMPENSATION COMMITTEE REPORT1

The Compensation Committee furnished to the Board the following report on executive compensation for 2004.

Compensation Policy. ALARIS’ compensation philosophy and program for its executive officers continues to be focused primarily on three general elements: an annual base salary; annual performance-based bonuses; and periodic grants of stock options. Under this approach, which ALARIS has applied in recent years, two of these three compensation components (the bonus and stock option grants) involve pay that is “at risk.” The annual bonus is based, in significant part, on ALARIS’ performance. Stock options relate directly to the appreciation in value of ALARIS stock, thereby better aligning the interests of holders of ALARIS’ stock with the long-term interests of ALARIS’ investors.

ALARIS believes that this three-part approach best serves the interests of ALARIS and its stockholders. It also enables ALARIS to meet the requirements of the highly competitive environment in which ALARIS operates. The Compensation Committee, comprised entirely of independent directors, believes executive officers are compensated in a way that advances both the short- and long-term interests of the stockholders.

•	Base Salary. Base salaries for ALARIS’ executive officers, other than the Chief Executive Officer, are based on recommendations made by ALARIS’ Chief Executive Officer which take into account such factors as competitive industry salaries, nature of position, contribution, experience and length of service. The Compensation Committee reviews and approves the compensation and benefits of the CEO and the Board reviews and approves the compensation and benefits of the executive officers.

•	Annual Bonus. Awards of annual bonuses to executive officers, as well as to other bonus-eligible employees, are granted under ALARIS’ Performance-Based Incentive Bonus Plan, which is administered by the Compensation Committee and has been approved by the stockholders. In the fourth quarter of 2002, the Compensation Committee established 2003 performance targets for this plan. In February 2004, the Compensation Committee determined that ALARIS exceeded the established 2003 performance targets in most categories. Accordingly, the Compensation Committee approved bonus payments under this plan which exceeded the target levels.

•	Stock Options. The Compensation Committee grants stock options under stockholder approved plans on a selective basis to certain employees in what the Compensation Committee believes to be competitive amounts. In carrying out the Compensation Committee’s guidelines for 2003, ALARIS’ management recommended to the Compensation Committee for review and approval the number of options to be granted, within a range associated with the individual’s position and salary level. All decisions to grant options rest solely with the Compensation Committee.

Chief Executive Officer Compensation. The Compensation Committee considers Mr. Schlotterbeck’s compensation appropriate in light of the continued, significant improvement in ALARIS’ performance in 2003. ALARIS believes the stockholders benefited from this improved performance, based in part on the 149% rise in the price of ALARIS Common Stock, from a closing price on December 31, 2002 of $6.10 to a closing price on December 31, 2003 of $15.21. In 2003, Mr. Schlotterbeck was paid an annual base salary of $512,788 and a bonus in accordance with the formula and targets established by the Compensation Committee under the ALARIS’ Performance-Based Incentive Bonus Plan of $1,035,000.

Deductibility Cap on Executive Compensation. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation’s chief executive officer and other executive officers as of the end of any fiscal year. The statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. Compensation paid under ALARIS’ Performance-Based Incentive Bonus Plan is designed to qualify under Section 162(m) of the Internal Revenue Code. Since that portion of the compensation paid to Mr. Schlotterbeck in excess of $1,000,000 (totaling $547,788) was paid to him under incentive plans previously approved by the stockholders, that portion constitutes a deductible ALARIS expense for income tax purposes under Section 162(m) of the Internal Revenue Code.

The Compensation Committee believes that it is generally in ALARIS’ best interest to attempt to structure performance-based compensation, including stock options and annual bonuses, to executive officers who may be subject to Section 162(m) in a manner that satisfies the statute’s requirements. The Compensation Committee also recognizes the need to retain flexibility to make compensation decisions that may not meet Section 162(m) standards when necessary to enable ALARIS to meet its overall objectives even if ALARIS may not deduct all of the compensation. Accordingly, the Board and the Compensation Committee expressly reserve the authority to award non-deductible compensation in appropriate circumstances. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding ALARIS’ efforts, that compensation intended by ALARIS to satisfy the requirements for deductibility under Section 162(m) will do so.

The Compensation Committee

Hank Brown

Norman M. Dean

Jacqueline B. Kosecoff, Ph.D.

William T. Tumber, Chair

AUDIT COMMITTEE REPORT2

The charter of the Audit Committee specifies that the purpose of the Audit Committee is to assist the Board in its oversight of:

•	the integrity of ALARIS’ financial statements;

•	ALARIS’ compliance with legal and regulatory requirements;

•	the independence and qualifications of PricewaterhouseCoopers LLP, ALARIS’ independent auditors; and

•	ALARIS’ internal audit function and the independent auditors.

The full text of the Audit Committee charter is available on ALARIS’ website (www.alarismed.com) under “Investor Relations, Corporate Governance, Corporate Governance Documents.”

In carrying out these responsibilities, the Audit Committee, among other things:

•	monitors the preparation of quarterly and annual financial reports by ALARIS’ management;

•	supervises the relationship between ALARIS and its independent auditors, including: having direct responsibility for their appointment, compensation and retention; reviewing the scope of their audit services; approving audit and non-audit services; and confirming the independence of the independent auditors; and

•	oversees management’s implementation and maintenance of effective systems of internal and disclosure controls and ALARIS’ internal audit function.

The Audit Committee met four times during 2003. The Audit Committee schedules its meetings with a view to devoting appropriate attention to all of its tasks. The Audit Committee’s meetings include, whenever appropriate, sessions with ALARIS’ independent auditors and with ALARIS’ internal auditors, in each case without the presence of ALARIS’ management.

As part of its oversight of ALARIS’ financial statements, the Audit Committee reviewed and discussed with both management and ALARIS’ independent auditors the 2003 consolidated financial statements. Management represented to the Audit Committee that the consolidated financial statements were prepared in accordance with generally accepted accounting principles and reviewed significant accounting and disclosure issues with the Audit Committee. The Audit Committee discussed with PricewaterhouseCoopers the matters that are required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of ALARIS’ accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. PricewaterhouseCoopers provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with PricewaterhouseCoopers that firm’s independence, including the compatibility of non-audit services provided by PricewaterhouseCoopers with independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board that ALARIS’ audited financial statements be included in ALARIS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and that PricewaterhouseCoopers be appointed independent auditors for ALARIS for the fiscal year ended December 31, 2004. The Board so approved in February 2004.

The Audit Committee

Hank Brown, Chair

Norman M. Dean

Henry Green

[2]	The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference into any other AMI filing under the Securities Act or Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires ALARIS’ directors, executive officers and persons who beneficially own more than 10% of ALARIS Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of ALARIS Common Stock. Based upon a review of copies of such reports and written representations that no other reports were required, ALARIS believes that all ALARIS’ directors, executive officers and greater-than-10% beneficial owners complied during 2003 with the reporting requirement of Section 16(a) of the Exchange Act, except that one report on Form 4 for each of ALARIS’ executive officers (Messrs. Bopp, Denerolle, Mathews, Murphy, Rickerson, Schlotterbeck and St. Philip and Ms. Grigoriev) was filed four business days late on July 3, 2003, covering options granted to each of them on June 25, 2003.

Certain Relationships and Related Transactions

Mr. Shalov, one of ALARIS’ directors, is a partner at Piper Rudnick LLP, a law firm that performs legal services for ALARIS. Piper Rudnick performs legal services for ALARIS primarily as general corporate and securities counsel and, until the case was settled in the second quarter of 2003, as lead counsel in certain patent litigation. Piper Rudnick also represented the Company in its negotiations with Cardinal Health. ALARIS paid Piper Rudnick for legal services approximately $3.3 million in 2003, $1.8 million in 2002 and $2.2 million in 2001. Piper Rudnick has also served from time to time as legal counsel to ALARIS’ largest stockholder, Jeffry M. Picower, and to other entities controlled by Mr. Picower.

Shareholder Return Performance Graph

The following graph represents a comparison of the cumulative total return from January 1, 1998 to December 31, 2003 among ALARIS Common Stock, the AMEX Market Value Index, the NYSE Market Value Index and an index composed of a representative grouping of companies from SIC Code 3841 (Surgical & Medical Instruments & Apparatus) that had reportable stock performance from December 31, 1998 to December 31, 2003 (the “Industry Index”). The graph has been prepared by an outside consulting firm. The graph assumes an investment of $100 of ALARIS Common Stock and the three indices on January 1, 1998 and the reinvestment of all dividends.

[3]	The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference into any other AMI filing under the Securities Act or Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

Annex II

May 18, 2004

The Board of Directors

Alaris Medical Systems, Inc.

10221 Wateridge Circle

San Diego, CA 92121

Members of the Board;

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Alaris Medical Systems, Inc. (“Alaris”) of the Purchase Price (defined below) to be received by such holders (other than Jeffry M. Picower and his affiliates) pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) by and among Cardinal Health, Inc. (“Cardinal”), Blue Merger Corp., a wholly-owned subsidiary of Cardinal (“Merger Sub”), and Alaris. As more fully described in the Merger Agreement, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase all issued and outstanding shares of common stock, par value $0.01 per share, of Alaris (“Alaris Common Stock”) at a price of $22.35 per share; (ii) following consummation of the Offer, Merger Sub will be merged with and into Alaris (the “Merger”); and (iii) each outstanding share of Alaris Common Stock that was not tendered pursuant to the Offer will be converted into the right to receive $22.35 in cash pursuant to the Merger (the “Merger Consideration”). The Offer and the Merger are subject to a majority of the minority tender condition that must be satisfied (or waived by Alaris) for the transaction to be consummated. The cash amount pursuant to the Offer and the Merger Consideration are herein referred to as the “Purchase Price”.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Alaris and certain senior officers and other representatives and advisors of Cardinal concerning the business, operations and prospects of Alaris. We examined certain publicly available business and financial information relating to Alaris as well as certain financial forecasts and other information and data relating to Alaris which were provided to or otherwise reviewed by or discussed with us by the management of Alaris. We reviewed the Purchase Price in relation to, among other things: current and historical market prices and trading volumes of Alaris Common Stock; the historical and projected earnings and other operating data of Alaris; and the capitalization and financial condition of Alaris. We considered, to the extent publicly available, the financial terms of certain other transactions effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Alaris. In connection with our engagement and at the direction of Alaris, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of Alaris. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data relating to Alaris provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Alaris that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Alaris as to the future financial performance of Alaris. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Alaris or the

Citigroup Global Markets Inc.    388 Greenwich Street    New York NY 10013

The Board of Directors

Alaris Medical Systems, Inc.

May 18, 2004

Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Alaris nor have we made any physical inspection of the properties or assets of Alaris. Our opinion does not address, and we express no view as to, any terms (other than the Purchase Price) of the Merger Agreement or the relative merits of the Merger as compared to any alternative business strategies that might exist for Alaris or the effect of any other transaction in which Alaris might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Alaris in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided services to Alaris and Cardinal unrelated to the proposed Merger, and currently provide services to Cardinal unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Alaris and Cardinal for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc., and its affiliates) may maintain relationships with Alaris, Cardinal and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Alaris in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the holders of Alaris Common Stock (other than Jeffry M. Picower and his affiliates).

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex III

Bear, Stearns & Co. Inc. 383 Madison Avenue New York, New York 10179 Tel 212.272.2000 www.bearstearns.com

May 18, 2004

The Board of Directors

ALARIS Medical Systems, Inc.

10221 Wateridge Circle

San Diego, CA 92121

Gentlemen:

We understand that ALARIS Medical Systems, Inc. (“Alaris”) and Cardinal Health, Inc. (“Cardinal”) have entered into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Blue Merger Corp. (“Merger Sub”), a wholly-owned subsidiary of Cardinal, will commence a tender offer to purchase all issued and outstanding shares of Alaris (the “Offer”) at a price of $22.35 per share, net to the seller in cash. Following consummation of the Offer, Merger Sub will merge with and into Alaris with Alaris as the surviving corporation (the “Merger”) (the Merger together with the Offer, the “Transaction”). Pursuant to the Merger, those shareholders who do not tender their outstanding shares pursuant to the Offer will receive $22.35 per share in cash. The cash amount pursuant to the Offer and the cash amount pursuant to the Merger are herein defined as the “Purchase Price”. The Offer and the Merger are subject to a majority of the minority tender condition that must be satisfied (or waived by Alaris) for the transaction to be consummated. You have provided us with a copy of the Agreement. We also understand that Alaris’ largest shareholder, Mr. Jeffry Picower (the “Lead Shareholder”), who as of May 17, 2004, beneficially owned approximately 64% of Alaris’ outstanding shares of common stock, has entered into an agreement with Cardinal pursuant to which the Lead Shareholder will be obligated to tender his shares in the Offer.

You have asked us to render our opinion as to whether the Purchase Price is fair, from a financial point of view, to the shareholders of Alaris other than the Lead Shareholder and his affiliates (the “Public Shareholders”).

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed the Agreement dated May 18, 2004;

•	reviewed Alaris’ Annual Report to Shareholders and Annual Report on Form 10-K for the years ended December 31, 2001, through December 31, 2003, and Quarterly Report on Form l0-Q for the three months ending March 31, 2004;

•	reviewed certain operating and financial information relating to Alaris’ business and prospects, including projections for the four years ended December 31, 2007, all as prepared and provided to us by Alaris’ management;

•	met with certain members of Alaris’ senior management to discuss Alaris’ business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the common shares of Alaris;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Alaris;

•	reviewed the financial terms of recent mergers and acquisitions of companies which we deemed generally comparable to Alaris;

•	performed discounted cash flow analyses based on the projections for Alaris furnished to us; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

ATLANTA	BEIJING	BOSTON	BUENOS AIRES	CHICAGO	DALLAS	DUBLIN	HONG KONG	LONDON

LOS ANGELES	LUGANO	NEW YORK	PUERTO RICO	SAN FRANCISCO	SÃO PAULO	SHANGHAI	SINGAPORE	TOKYO

ALARIS Medical Systems, Inc.

May 18, 2004

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by Alaris, including, without limitation, the projections. With respect to Alaris’ projected financial results, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Alaris as to the expected future performance of Alaris. We have not assumed any responsibility for the independent verification of any such information or of the projections, and we have further relied upon the assurances of the senior management of Alaris that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Alaris, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from third parties regarding a transaction with Alaris, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Alaris.

We have acted as a financial advisor to Alaris in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity, debt securities and/or bank debt of Alaris and/or Cardinal for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Alaris and does not constitute a recommendation to the Board of Directors of Alaris as to how to vote in connection with their consideration of the Agreement nor does this letter constitute a recommendation to any holders of Alaris common stock as to whether to tender shares of Alaris common stock pursuant to the Offer, and/or as to how to vote in connection with the Merger. This opinion does not address, and we express no view as to any terms (other than the Purchase Price) of the Agreement, Alaris’ underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Alaris or the effects of any other transaction in which Alaris might engage. This letter is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any filing made by Alaris with the Securities and Exchange Commission to be distributed to the holders of Alaris common stock in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the Public Shareholders of Alaris.

Very truly yours,

BEAR, STEARNS & CO. INC.

Kevin P. Clarke Senior Managing Director

Annex IV

FAIRNESS OPINION LETTER	CIBC World Markets Corp. 425 Lexington Avenue New York, NY 10017 Tel: 212-856-4000 Fax: 212-885-4423/4424

May 18, 2004

Personal and Confidential

The Board of Directors

Alaris Medical Systems, Inc.

10221 Wateridge Circle

San Diego, CA 92121

Gentlemen:

You have asked CIBC World Markets Corp. (“CIBC World Markets”) to render a written opinion (“Opinion”) to the Board of Directors of Alaris Medical Systems, Inc. (“Alaris” or the “Company”) as to the fairness, from a financial point of view, to the holders of Alaris common stock (excluding Jeffry M. Picower and his affiliates), of the consideration to be received pursuant to the Agreement and Plan of Merger by and among Cardinal Health, Inc. (“Cardinal”), Blue Merger Corp., a wholly-owned subsidiary of Cardinal (“Merger Sub”), and Alaris (the “Merger Agreement”). The Merger Agreement provides for, among other things, a transaction whereby Merger Sub will commence a tender offer to purchase all outstanding shares of Alaris (the “Offer”) at a price of $22.35 per share, and following consummation of the Offer, Merger Sub will be merged with and into Alaris (the “Merger”). Each outstanding share of Alaris common stock that was not tendered pursuant to the Offer will be converted into the right to receive $22.35 in cash pursuant to the Merger (the “Merger Consideration”). The Offer and the Merger are subject to a majority of the minority tender condition that must be satisfied (or waived by Alaris) for the transaction to be consummated. The cash amount pursuant to the Offer and the Merger Consideration are herein referred to as the “Purchase Price”.

In arriving at our Fairness Opinion we:

(a)	reviewed the Merger Agreement, dated May 18, 2004;

(b)	reviewed audited financial statements of Alaris for the fiscal years ended December 31, 2000, 2001, 2002 and 2003;

(c)	reviewed unaudited financial statements of Alaris for the fiscal years ended December 31, 2000, 2001, 2002 and 2003 and the three months ended March 31, 2004;

(d)	reviewed financial estimates and projections of Alaris prepared by Alaris and Alaris’ management;

(e)	reviewed the historical market prices and trading volume for Alaris common stock;

(f)	held discussions with senior management of Alaris and Cardinal with respect to the business and prospects for future growth of Alaris;

(g)	reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to Alaris;

The Board of Directors

Alaris Medical Systems, Inc.

May 18, 2004	CIBC World Markets Corp.

(h)	performed discounted cash flow analyses of Alaris using certain assumptions of future performance provided to us by the management of Alaris;

(i)	reviewed and analyzed certain publicly available financial information for transactions that we deemed comparable to the Merger;

(j)	reviewed public information concerning Alaris;

(k)	were requested by Alaris to approach, and held discussions with, third parties to solicit indications of interest in the possible acquisition of Alaris; and

(1)	performed such other analyses and reviewed such other information as we deemed appropriate.

In rendering our Opinion we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to us by Alaris and its employees, representatives and affiliates. With respect to forecasts of future financial condition and operating results of Alaris provided to us, we assumed at the direction of Alaris’ management, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgement of Alaris and Alaris’ respective management. At the direction of representatives of Alaris, we also assumed that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have neither made nor obtained any independent evaluations or appraisals of the assets or the liabilities of Alaris or affiliated entities. We are not expressing any opinion as to the underlying valuation, future performance or long term viability of Alaris following the Merger, or the price at which Alaris common stock will trade subsequent to the Merger. We have not been asked to consider, and our opinion does not address, and we express no view as to, any terms (other than the Purchase Price) of the Merger Agreement or the relative merits of the Merger as compared to any alternative business strategies that might exist for Alaris or the effect of any other transaction in which Alaris might engage. Our opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm the opinion.

As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We acted as financial advisor to Alaris in connection with the Merger and to the Board of Directors of Alaris in rendering this opinion and will receive a fee for our services. CIBC World Markets has performed investment banking and other services for Alaris in the past and has been compensated for such services. In the ordinary course of its business, CIBC World Markets and its affiliates may actively trade securities of Alaris and Cardinal for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deem relevant, it is our opinion that, as of the date hereof, the Purchase Price is fair from a financial point of view to the holders of Alaris common stock (other than Jeffry M. Picower and his affiliates). This Opinion is for the use of the Board of Directors of Alaris in its evaluation of the Merger and does not constitute a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Merger. Neither this Opinion nor the services provided by CIBC World Markets in connection herewith may be publicly disclosed or referred to in any manner by Alaris without the prior written approval by CIBC World Markets. CIBC World Markets consents to the inclusion of this opinion in its entirety and any reference to this opinion in any prospectus, proxy statement or solicitation/recommendation statement, as the case may be required to be distributed to the Company’s shareholders in connection with the Merger.

Very truly yours

CIBC World Markets Corp.